                                    FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                               AMENDMENT NO. 10 TO
                                  ANNUAL REPORT
                                       of
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                              ___________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

     ________________________________________________________________________________

     Title of Issue           Amounts as to which                 Names of exchanges
                              registration is effective           on which registered
     ________________________________________________________________________________

     N/A                      N/A                                 N/A
     ________________________________________________________________________________

              Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Vera Nicholas-Gervais
                             Head of the Provincial
                 Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   _________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                    PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (n)    2008 Ontario Economic Outlook and Fiscal Review

                                         SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

October 22, 2008                    By:    /s/ Irene Stich
                                    ___________________________________________

                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                                 Exhibit Index

Exhibit (n):     2008 Ontario Economic Outlook and Fiscal Review

                                                                 EXHIBIT (n)

                         [THE ONTARIO COAT OF ARMS]

                   2008 Ontario Economic Outlook and Fiscal Review

Background Papers

                                                    The Honourable Dwight Duncan
                                                    Minister of Finance

For general inquiries regarding the 2008 Ontario Economic Outlook and Fiscal Review,
Background Papers please call:

Toll-free English & French inquiries:      1-800-337-7222
Teletypewriter (TTY):                      1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

A printed copy of this publication can be ordered:
Online at: www.serviceontario.ca/publications
By phone through the ServiceOntario Contact Centre
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416 326-5300
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© Queen's Printer for Ontario, 2008
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l'Ontario de 2008, Documents d'information

-----------------------------------------------------------------------------------------------------------------
TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------

FOREWORD

ANNEX I: FISCAL OUTLOOK

SECTION A: ONTARIO'S 2008-09 FISCAL OUTLOOK

     2008-09 Fiscal Performance
     2008-09 Revenue Changes Since 2008 Budget
         Details of 2008-09 In-Year Revenue Changes
     2008-09 Expense Changes Since 2008 Budget
         Details of 2008-09 In-Year Expense Changes
     Maintaining a Prudent Accumulated Deficit-to-GDP Ratio
     Risks to the Fiscal Outlook

SECTION B: EXPENDITURE MANAGEMENT

EXPENDITURE MANAGEMENT

SECTION C: DETAILS OF ONTARIO'S FINANCES

DETAILS OF ONTARIO'S FINANCES

ANNEX II: ECONOMIC OUTLOOK

OVERVIEW
     Financial Market Turmoil
     Ongoing External Economic Challenges
     Ontario's Economic Progress over the Past Five Years
     The Ontario Economy in 2008
     Heightened Global Economic Uncertainty
     Private-Sector Economic Forecasts
     Comparison to the 2008 Ontario Budget

ANNEX III: ROLE FOR THE FEDERAL GOVERNMENT

     Canada's System of Transfers Is Outdated
         Ontario's Fiscal Gap
         Equalization
         Employment Insurance
         Health Care
         Regional Economic Development
         Infrastructure
         Time-Limited Transfers
     Need for a Federal Partner

ANNEX IV: BORROWING AND DEBT MANAGEMENT

LONG-TERM PUBLIC BORROWING
         Deficit
         Other Changes in the Financing Table
         Debt
         Debt-to-GDP Ratios
         Total Debt Composition
         Debt Management
         Debt Maturities
         Cost of Debt

ANNEX V: TRANSPARENCY IN TAXATION, 2008

TRANSPARENCY IN TAXATION
     Structure of the Report
     Scope
     Method
     Personal Income Tax
     Personal Income Tax — Description of Tax Provisions
         Ontario Non-refundable Tax Credits
         Employee Ownership and Ontario Labour Sponsored Investment Fund Tax Credits
         Ontario Refundable Tax Credits
         Exemptions, Deductions, Deferrals and Other Measures Shared
         with the Federal Government
     Corporate Tax

     Corporate Tax — Description of Tax Provisions
         Corporate Income Tax
     Sales and Commodity Tax
     Sales and Commodity Tax — Description of Tax Provisions
         Land Transfer Tax
         Retail Sales Tax
     Education Property Tax
     Employer Health Tax
     Estate Administration Tax
     Gross Revenue Charge

ANNEX VI: HOW TO PARTICIPATE IN THE 2009 PRE-BUDGET CONSULTATIONS

HOW TO PARTICIPATE IN THE 2009 PRE-BUDGET CONSULTATIONS
     Submissions

-----------------------------------------------------------------------------------------------------------------
LIST OF TABLES
-----------------------------------------------------------------------------------------------------------------

ANNEX I: FISCAL OUTLOOK

SECTION A: ONTARIO'S 2008-09 FISCAL OUTLOOK

     Table 1: 2008-09 In-Year Fiscal Performance
     Table 2: Summary of Revenue Changes Since 2008 Budget
     Table 3: Summary of Expense Changes Since 2008 Budget

SECTION C: DETAILS OF ONTARIO'S FINANCES

     Table 4: 2008-09 Fiscal Outlook
     Table 5: Revenue
     Table 6: Total Expense
     Table 7: Other Expense
     Table 8: 2008-09 Infrastructure Expenditures
     Table 9: Ten-Year Review of Selected Financial and Economic Statistics

ANNEX II: ECONOMIC OUTLOOK

     Table 1: Ontario Economic Outlook
     Table 2: Key External Variables
     Table 3: External Variables
     Table 4: Impacts of Changes in Key Assumptions on Ontario Real GDP Growth
     Table 5: Private-Sector Forecasts for Ontario Real GDP Growth
     Table 6: Changes in Key Economic Forecast Assumptions,
              2008 Fall Economic Statement Compared to 2008 Budget

ANNEX IV: BORROWING AND DEBT MANAGEMENT

     Table 1: 2008-09 Borrowing Program: Province and OEFC

ANNEX V: TRANSPARENCY IN TAXATION, 2008

     Table 1: Personal Income Tax
     Table 2: Amounts on Which Indexed Non-refundable Tax Credits Are Based for 2008
     Table 3: Corporate Tax
     Table 4: Sales and Commodity Tax
     Table 5: Education Property Tax
     Table 6: Employer Health Tax (EHT)
     Table 7: Estate Administration Tax
     Table 8: Gross Revenue Charge (GRC)

-----------------------------------------------------------------------------------------------------------------
LIST OF CHARTS
-----------------------------------------------------------------------------------------------------------------

ANNEX I: FISCAL OUTLOOK

SECTION A: ONTARIO'S 2008-09 FISCAL OUTLOOK

     Chart 1: Ontario's Fiscal Performance
     Chart 2: Accumulated Deficit-to-GDP

SECTION C: DETAILS OF ONTARIO'S FINANCES

     Chart 3: Composition of Revenue, 2008-09
     Chart 4: Composition of Total Expense, 2008-09
     Chart 5: Composition of Program Expense, 2008-09

ANNEX II: ECONOMIC OUTLOOK

     Chart 1: Ontario's International Merchandise Exports Are Diversifying
     Chart 2: Jobs Created Since October 2003
     Chart 3: Employment Growth Relatively Strong
     Chart 4: Crude Oil Prices
     Chart 5: Canadian Dollar
     Chart 6: Private-Sector Forecasts

ANNEX III: ROLE FOR THE FEDERAL GOVERNMENT

     Chart 1: Ontarians Pay into Equalization
     Chart 2: Ontarians Do Not Receive Fair Treatment
     Chart 3: Time-Limited Federal Transfers

ANNEX IV: BORROWING AND DEBT MANAGEMENT

     Chart 1: Borrowing — All Markets
     Chart 2: Borrowing — Domestic Market
     Chart 3: Debt
     Chart 4: Net Debt-to-GDP
     Chart 5: Accumulated Deficit-to-GDP
     Chart 6: Total Debt Composition
     Chart 7: Net Interest Rate Resetting Exposure
     Chart 8: Foreign Exchange Exposure
     Chart 9: Debt Maturities
     Chart 10: Effective Interest Rate (Weighted Average) of Debt

FOREWORD

The global economy is threatened in ways not imagined even a few short weeks ago. The liquidity crisis in financial markets has undermined business and consumer confidence around the world. The resulting impacts on investment and jobs are real, present, and directly affect individuals, families, businesses and governments. Ontario is no exception.

Using the best information available at October 16, 2008, the 2008 Ontario
Economic Outlook and Fiscal Review adjusts the economic assumptions contained in the 2008 Ontario Budget. The impact of these changes is applied to the government's revenue and expenditure projections, which revises the anticipated financial results for the current fiscal year.

This document establishes the principles that will guide the government's response to the range of challenges occasioned by the global economic situation.
It also details steps to be undertaken in the coming days that will help manage the Province's finances through the balance of the fiscal year and it responds to the new global reality. These steps begin a process that will culminate in the 2009 Budget.

TODAY'S ENVIRONMENT

At the time of the 2008 Budget, the consensus private-sector forecast for growth in the Ontario economy in 2008 was 1.2 per cent. Since then, the private-sector average estimate for 2008 has declined to 0.1 per cent.

As a result, the Province's revenue is projected to decline in 2008-09 while expenditures will increase in certain areas. Due primarily to lower revenues, the government is now projecting a deficit of $500 million in 2008-09.

The new economic reality is forcing governments around the world to re-examine their expenditures, adjust their assumptions and respond in an environment where the only constant is uncertainty.

GUIDING PRINCIPLES

As a first principle, the McGuinty government's five-point economic plan will continue to be the foundation of its approach to today's economy. Investing in skills, infrastructure and innovation while lowering business costs and building partnerships remains the right response in turbulent times.

The Reaching Higher Plan for postsecondary education and investments in skills training means that 100,000 more Ontarians are being trained in colleges and universities today and 50,000 more are learning a trade.

Three years ago, the government launched ReNew Ontario, a five-year, $30 billion infrastructure investment that is building new roads, new schools, new hospitals, new bridges and transit right across Ontario. Today there are over
100 major construction projects that have been initiated. The government's projects will create over 100,000 jobs this year.

Innovation creates jobs. In addition to historic investments to attract new high technology jobs to Ontario, the government has proposed a tax incentive to commercialize Canadian ideas so that home-grown ideas turn into hometown jobs.

Strategic tax cuts announced since 2004 have already saved businesses more than
$1.5 billion and will save businesses nearly $3 billion annually when they are fully implemented. These targeted measures promote new investment and create jobs.

The McGuinty government understands that Ontario is at its best when partners work together. Ontario is partnering with key sectors of the economy, with First
Nations, with municipalities and others to foster growth. The government will also continue to press the federal government to respond to Ontario's needs fairly.

These undertakings, coupled with Ontario's multi-billion-dollar investment in the renewal of Ontario's public health care system, are coming to fruition at the precise time they are most needed.

The five-point economic plan is creating jobs and enhancing Ontario's competitive strength for tomorrow.

The second principle guiding the government's approach is that the Province must continue to be prudent while maintaining the ability to respond quickly to changing economic circumstances.

Since taking office, the McGuinty government has eliminated its inherited and hidden $5.5 billion deficit, produced three consecutive balanced budgets, decreased Ontario's debt-to-GDP ratio and kept the rate of growth in Provincial expenditures below the rate of growth in revenue, all while making strategic investments.

The government's Second Career Strategy, for example, which will be enhanced this fall, helps retrain laid-off workers for new jobs. It is a key part of the
$2 billion Skills to Jobs Action Plan, which further enhances skills and builds places to learn.

Most importantly, in spite of the downturn in North America's manufacturing and forestry sectors, Ontario has seen an increase of more than half a million net new jobs since assuming office. Real income has grown and unemployment is below what it was in 2003.

Prudence dictates that the government take into account how global circumstances will affect capital markets, labour markets and the Province's finances.

The government will never lose sight of the fact that underneath all the statistics, all the uncertainty and all the turmoil, there are real people with real fears, real concerns and very real needs.

The third principle that will guide the government's decisions recognizes that the Province must protect the gains it has made while taking a balanced, comprehensive approach to future growth.

Ontario cannot spend its way out of today's difficulties.

Initiatives taken as part of the five-point plan constitute an economic stimulus package that is helping families, businesses and communities today.

The McGuinty government will continue to bring a laser-like focus to its priorities and, as part of that focus, has begun a comprehensive review of government expenditures. As a measured and balanced approach to slowing revenues, the government will delay or slow down the implementation of some new spending commitments.

Tax cuts alone are no substitute for a plan. Targeted business tax cuts coupled with a strategy for smart regulation will encourage investment and job growth over time.

The dramatic, unanticipated changes in the global economy mean Ontario will experience a deficit this year. A deficit, followed by a plan for its elimination, represents a balanced response to today's global reality. The alternative would be deep cuts to the very programs and initiatives that are helping families, businesses and communities weather the current storm.

THE NEXT SIX MONTHS

The McGuinty government will continue to update the people of Ontario through quarterly economic updates. Uncertainty and anxiety about the global economy will no doubt continue. The McGuinty government will diligently monitor and respond to events as they unfold.

The government's plan is the right plan for the times. It is flexible so that it can accommodate changing economic circumstances. As in other times of uncertainty, Ontario will rise to the current challenges and seize opportunities to strengthen economic growth, create new jobs and continue to be a great place to live and invest.

** N.B. The following Annexes are based on the most recent information available as of October 16, 2008.**

                                   ANNEX I
                               Fiscal Outlook

                                    SECTION A | ONTARIO'S 2008-09 FISCAL OUTLOOK

In the current environment of heightened economic uncertainty, many international jurisdictions face an unparalleled economic crisis as slowing economies result in lower revenue growth. Ontario is no exception. The
Province's 2008-09 revenue is currently projected to decline by 1.2 per cent compared to 2007-08 — the first time Provincial revenues have declined since
2003-04. This projected decline in revenue, combined with increased spending on health, has resulted in a forecasted deficit of $500 million for 2008-09, which represents 0.5 per cent of the 2008-09 revenue outlook.

This government has successfully eliminated deficits in the past. The $5.5 billion deficit inherited in 2003-04 was eliminated within two years. The government then posted three consecutive surpluses. This prudent fiscal management of Ontario's finances was achieved while investing in key priorities.
These actions have strengthened Ontario's economic advantage and prepared the province for the current economic downturn. The projected deficit in 2008-09 is a clear indication of the government's commitment to do everything it can to protect these investments.

[Chart 1: Ontario's Fiscal Performance - bar graph]

The government continues to strengthen the economy through its five-point economic plan to invest in skills and knowledge; invest in infrastructure; lower business costs; strengthen the environment for innovation; and form key partnerships to strengthen Ontario. Recognizing the current economic uncertainty, the government will continue to maintain a cautious and prudent fiscal plan, including a reserve and contingency funds, while taking immediate action to manage expense growth.

This Annex provides an update on the fiscal outlook for 2008-09. The government continues to monitor risks to Ontario's economic and fiscal situation closely, and will update Ontario's medium-term fiscal plan and outlook in the 2009
Budget.

2008-09 FISCAL PERFORMANCE

The 2008-09 First Quarter Ontario Finances noted that the consensus forecast predicted slower economic growth for Ontario than was projected in the 2008
Budget but that it was still too early to determine the effect on the Province's revenue and expense outlook. The current fiscal outlook reflects the estimated impact of these economic risks and modifies the outlook projected in the 2008
Ontario Budget.

--------------------------------------------------------------------------------------------------------------------
2008-09 In-Year Fiscal Performance                                                                          Table 1
($ Millions)
--------------------------------------------------------------------------------------------------------------------
                                                                             Budget         Current         In-Year
                                                                               Plan         Outlook          Change
                                                                      ----------------------------------------------
Revenue                                                                      96,920          96,002            (918)
Expense
   Programs                                                                  87,279          87,411             132
   Interest on Debt                                                           8,891           8,891               -
                                                                      ----------------------------------------------
Total Expense                                                                96,170          96,302             132
Reserve                                                                         750             200            (550)
--------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit)                                                                 0            (500)           (500)
--------------------------------------------------------------------------------------------------------------------

Total revenue in 2008-09 is currently projected to be $96,002 million, a decrease of 0.9 per cent from the 2008 Budget forecast, reflecting projections for slower economic growth. Total expense in 2008-09 is currently estimated to be $96,302 million, 0.1 per cent higher than the 2008 Budget forecast, primarily due to higher utilization-related expense in the Ontario Health Insurance Plan
(OHIP) program.

The 2008 Budget plan included prudence in the form of a $750 million reserve in
2008-09 to protect against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance. A portion of the reserve has been drawn down to partially offset the effects of slower economic growth on the Province's fiscal outlook. The
Province continues to maintain a $200 million reserve in recognition of the continued global economic uncertainty that could further impact the Province's finances.

2008-09 REVENUE CHANGES SINCE 2008 BUDGET

The revenue outlook at $96,002 million has decreased by $918 million from the
2008 Budget forecast, largely reflecting slower economic growth projections for
2008, partially offset by higher Government of Canada transfers.

-------------------------------------------------------------------------------------------------------------------
Summary of Revenue Changes Since 2008 Budget                                                               Table 2
($ Millions)
-------------------------------------------------------------------------------------------------------------------
Taxation Revenue Changes
   Corporations Tax                                                                             (880)
   Land Transfer Tax                                                                            (180)
   Gasoline Tax                                                                                  (65)
                                                                                       --------------
Total Taxation Revenue Changes                                                                              (1,125)
Changes in Government of Canada Transfers
   Infrastructure Programs                                                                        25
   All Other Government of Canada                                                                182
                                                                                       --------------
Total Changes in Government of Canada Transfers                                                                207
--------------------------------------------------------------------------------------------------------------------
Total Revenue Changes Since 2008 Budget                                                                       (918)
--------------------------------------------------------------------------------------------------------------------

Details of 2008-09 In-Year Revenue Changes

Key revenue changes include the following:

•    Corporations Tax revenues are projected to be $880 million below the 2008
     Budget projection, mainly due to slower projected 2008 corporate profit growth.

•    Land Transfer Tax revenues are forecast to decline by $180 million, reflecting a weaker resale housing market than projected in the 2008 Budget.

•    Gasoline Tax revenue is projected to be $65 million lower than forecast in the 2008 Budget due to lower gasoline consumption resulting from higher gasoline pump prices.

•    The $207 million increase in Government of Canada Transfers is mainly due to:

        o    $25 million in federal funding, related to the Building Canada
             Plan, which will be received in 2008-09 instead of 2007-08, as the infrastructure framework agreement was signed on July 24, 2008;

        o    $150 million federal payment related to corporate tax harmonization being recorded in 2008-09 rather than 2007-08; and

        o    $31 million in funding under the Police Officers Recruitment Fund, which was not previously booked by the Province pending decisions on use of the funds.
             This amount is offset by an equivalent increase in expense as noted below.

2008-09 EXPENSE CHANGES SINCE 2008 BUDGET

Total expense in 2008-09 is currently projected to be $96,302 million, an increase of $132 million from the 2008 Budget forecast. This change in total expense primarily reflects an increase in the Ministry of Health and Long-Term
Care for utilization-related expense in the OHIP program.

-------------------------------------------------------------------------------------------------------------------
Summary of Expense Changes Since 2008 Budget                                                               Table 3
($ Millions)
-------------------------------------------------------------------------------------------------------------------
Program Expense Changes with Contingency Fund Offsets This Quarter
   Ministry of Education - School Boards' Net Expense - Grants for Student Needs funding.       187.5
   Other Changes in Program Expense with Contingency Fund Offsets - mainly funding for            7.1
      flood relief response and repairs, and for the OMERS Administration Corporation.
   Ministry of Finance - Operating Contingency Fund offsets                                    (191.5)
   Ministry of Energy and Infrastructure - Capital Contingency Fund offsets                      (3.1)
                                                                                             ---------
Net Program Expense Changes with Contingency Fund Offsets This Quarter                                           -

Additional Changes in Program Expense This Quarter
   Ministry of Health and Long-Term Care - utilization-related expense in the OHIP program.     100.0
   Ministry of Community Safety and Correctional Services - increase to support                  31.0
      recruitment of police officers.
   Other Changes in Program Expense - primarily reflects funding for college training             1.1
      equipment.
                                                                                             ---------
Total Additional Changes in Program Expense This Quarter                                                     132.1
Net Changes in Program Expense Reported in First Quarter Ontario Finances                                        -
Interest on Debt Changes                                                                                         -
-------------------------------------------------------------------------------------------------------------------
Total Expense Changes Since 2008 Budget                                                                      132.1
-------------------------------------------------------------------------------------------------------------------

Details of 2008-09 In-Year Expense Changes

The following expense changes have occurred since the 2008-09 First Quarter
Ontario Finances:

Program Expense Changes with Contingency Fund Offsets:

•    An increase of $187.5 million in the Ministry of Education School Boards'
     Net Expense to enhance Grants for Student Needs funding to support salary benchmark increases for education sector staff.

•    Other Changes in Program Expense with Contingency Fund Offsets reflect a net increase of $7.1 million, which includes funding for flood relief services and repairs, and a one-time payment for the OMERS Administration
     Corporation to administer supplemental benefit plans.

The Operating Contingency Fund has decreased by $191.5 million, and the Capital
Contingency Fund has decreased by $3.1 million, to fund ministries' expense changes as outlined.

Additional Changes in Program Expense:

•    An increase of $100.0 million in the Ministry of Health and Long-Term Care due to higher utilization-related expense in the OHIP program.

•    An increase of $31.0 million in the Ministry of Community Safety and
     Correctional Services, fully offset by federal revenue from the Police
     Officers Recruitment Fund announced in the 2008 federal budget. This federal transfer provides partial support for the recruitment of police officers to make communities safer.

•    An increase of $1.1 million in Other Changes in Program Expense, primarily due to funding for college training equipment, fully offset by federal revenue.

MAINTAINING A PRUDENT ACCUMULATED DEFICIT-TO-GDP RATIO

A key element of the government's fiscal plan is the commitment to maintain a prudent level of accumulated deficit relative to the size of Ontario's economy as measured by nominal gross domestic product (GDP). This contributes to responsible fiscal management that is long term in nature, so that future generations are not faced with the erosion of key programs and services.

Although a $500 million deficit is forecast for 2008-09, the Province's accumulated deficit-to-GDP ratio is projected to improve to 17.8 per cent in
2008-09, down from 25.2 per cent in 2003-04.

[Chart 2: Accumulated Deficit-to-GDP - line graph]

This year's deficit is primarily the result of lower revenue growth due to heightened economic uncertainty, and is a clear indication of the government's commitment to do everything it can to protect investments in key public services.

Consistent with this approach, the government continues to pursue strategies to contain spending while doing all it can to protect key investments.

RISKS TO THE FISCAL OUTLOOK

Like many jurisdictions around the world, Ontario faces a much more challenging economic environment than both public and private forecasters expected at the time of the 2008 Budget. As a result, the Province's fiscal outlook is increasingly vulnerable to variances in both the revenue and expense outlooks.
In particular, revenue risks are greater due to heightened global economic and financial uncertainty. Key cost drivers within the Province's expense outlook could also be affected, including pressures in demand-driven programs and services that arise from changes in the economic outlook, utilization or enrolment rates. Although the $750 million reserve included in the 2008 Budget has been adjusted to offset a lower revenue outlook, prudence remains in the fiscal plan in the form of a reserve and contingency funds to help mitigate further changes arising from global economic uncertainty that could have an adverse impact on the Province's overall fiscal performance.

While the current outlook for Ontario's revenues has declined by $918 million, risks that could have additional impacts on the revenue outlook for 2008-09 remain. In particular, ongoing developments in the world economy and financial markets could affect Ontario's overall economic performance. As well, as in past years, the revenue outlook could change as past years' tax return processing is finalized over the coming months. Corporations Tax revenues are subject to the greatest uncertainty, as these historically fluctuate considerably and information arriving late in the fiscal year can result in substantial changes to the outlook.

Risks to the expense outlook are especially evident in the health, education and social services sectors, which account for over two-thirds of total Provincial expense, and include assumptions about expected utilization, enrolment rates and caseloads, many of which are demand-driven and impacted by changes in Ontario's economic performance. For example, a one per cent increase in both Ontario Works and Ontario Disability Support Program caseloads would cost the Province an additional $46 million a year.

Compensation costs and wage settlements, together with the investment performance of pension plans, are also key cost elements and could have a substantial impact on the finances of both broader public-sector (BPS) partners and the Province. With major contracts covering over 50 per cent of unionized workers in the BPS and approximately 85 per cent of employees in the Ontario
Public Service (OPS) up for negotiation in 2008-09, the government will expect its bargaining agent partners in this new fiscal environment to achieve affordable agreements.

As the factors and assumptions comprising the revenue and expense forecasts interact and shift, fiscal and economic updates at various times of the fiscal cycle may include adjustments to the revenue and expense forecasts to reflect these changes. For example, a change of one per cent to total revenue or total expense in 2008-09 represents close to a $1.0 billion change in the Province's overall fiscal outlook. While this change may be small relative to the government's $96 billion budget, it can cause significant swings in the
Province's surplus/deficit.

As part of its ongoing plan to prudently manage the Province's finances in the face of risks arising from global economic uncertainty, the government continues to pursue strategies to contain spending while doing everything it can to protect investments in key public services. This expenditure management includes delaying the implementation of and slowing down some new initiatives, undertaking a number of discretionary restraint initiatives that will realize savings, and requiring ministries to focus on the highest-priority programs and services through the results-based planning process. The 2008-09 fiscal plan also continues to maintain a cautious and prudent approach to fiscal planning, including a reserve and contingency funds.

Given global economic uncertainty, the government's immediate priority is to provide a fiscal update for 2008-09. The government continues to monitor
Ontario's economic and fiscal situation closely, and will provide details about
Ontario's medium-term fiscal plan and outlook in the 2009 Budget.

Detailed information on revenue and expense risks and sensitivities, including compensation costs, can be found in Chapter II of the 2008 Ontario Budget,
Sections D and E respectively.

                                              SECTION B | EXPENDITURE MANAGEMENT

The government has demonstrated its commitment to the prudent management of the
Province's finances. To improve delivery of public services while managing growth in spending, the government has achieved efficiencies across the Ontario
Public Service (OPS). Reportable savings of $806 million were identified over the 2004-05 to 2007-08 period, exceeding the target of $750 million. Savings were made possible through streamlined purchasing processes; reduced administrative costs; reduced energy and accommodation costs; improved use of information technology; and better harmonization and coordination of government operations.

The Province's commitment to finding efficiencies has reduced the overall cost of government administration from 15 per cent in 2003-04 to 12 per cent in
2007-08. In addition, Ontario's spending on general government services was $124 per person in 2007-08 — the second-lowest rate among all provincial governments.

The government continues to pursue strategies to contain spending while doing everything it can to protect key public services that people depend on.

The government is taking action to manage its expenses in light of lower revenues and to provide fiscal flexibility. It is:

1.   Delaying the implementation of and slowing down some new initiatives.
     Further information is available in materials released in conjunction with the 2008 Ontario Economic Outlook and Fiscal Review.

2.   Undertaking a number of discretionary restraint initiatives that will realize savings, including restrictions on government travel, consulting services, information technology and accommodation spending.

3.   Requiring ministries through the 2009-10 results-based planning process to focus on the highest-priority programs and services while ensuring lower-priority programs are reviewed and assessed to look for improvements.

The Minister of Finance will continue to consult with Ontarians and other key groups and individuals to discuss how the Province can continue to manage expenses and do everything it can to protect key public services.

As Ontario faces these global economic conditions, the government is asking its
Broader Public Sector (BPS) partners to help it in meeting these challenges.
Broader Public Sector employers, as well as the OPS, face a heavy bargaining calendar in 2008-09. Major contracts, covering over 50 per cent of unionized workers in the BPS and approximately 85 per cent of employees in the OPS, are up for negotiations sometime during 2008-09. The government will expect its bargaining agent partners in this new fiscal environment to achieve affordable agreements.

While the Ontario Government continues to manage its expenses, $76.6 billion (80 per cent) of total government spending in 2008-09 will be provided to transfer payment recipients. Funding will not be increasing in fiscal 2009-10 according to what was projected in the 2008 Budget last March. The government is confident that its transfer partners will work together with the Province to rise to the challenge of the current fiscal situation.

The Province continues to encourage its BPS partners to look for opportunities to modernize. For example, the OntarioBuys program has been innovative in extending supply-chain leading practices to hospitals, school boards, colleges and universities to realize efficiencies. In Toronto, a one-time government investment of $2.6 million at four major Toronto hospitals is leading to $21.1 million in savings over 10 years. A similar one-time government investment of $2 million in London-area hospitals has achieved annual savings of $1.9 million —
a payback period of about one year. These are but two examples of the work being accomplished through the OntarioBuys program to ensure that Ontario tax dollars are used efficiently, and that health services continue to improve to meet
Ontarians' needs. Once OntarioBuys is fully implemented across the hospital and education sectors, savings of up to $100 million are expected, which can be reinvested back into front-line services.

Ontario will also work with government agencies to look for efficiencies in their operations.

                                       SECTION C | DETAILS OF ONTARIO'S FINANCES

This section provides information on the Province's historical financial performance, key fiscal indicators and details of Ontario's current fiscal outlook.

------------------------------------------------------------------------------------------------------------------
2008-09 Fiscal Outlook                                                                                    Table 4
($ Millions)
------------------------------------------------------------------------------------------------------------------
                                                                          Current             Change
                                                           Actual         Outlook  -------------------------------
                                                          2007-08         2008-09      $ Millions         Per Cent
                                                  ----------------------------------------------------------------
Revenue                                                    97,122          96,002         (1,120)            (1.2)
Expense
   Programs                                                87,608          87,411           (197)            (0.2)
   Interest on Debt                                         8,914           8,891            (23)            (0.3)
                                                  ------------------------------------------------
Total Expense                                              96,522          96,302           (220)            (0.2)
Reserve                                                         -             200            200                -
                                                  ------------------------------------------------
Surplus/(Deficit)                                             600            (500)        (1,100)               -
------------------------------------------------------------------------------------------------------------------
Net Debt(1)                                               142,418         146,311          3,893              2.7
Accumulated Deficit(1)                                    105,617         106,117            500              0.5
------------------------------------------------------------------------------------------------------------------
(1) Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the
    Province plus the change in tangible capital assets, the change in net assets of hospitals, school boards and colleges and the change in the fair value of the Ontario Nuclear Funds. Accumulated Deficit is calculated as the difference between liabilities and total assets, including tangible capital assets and net assets of hospitals, school boards and colleges.
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Revenue                                                                                                     Table 5
($ Millions)
--------------------------------------------------------------------------------------------------------------------
                                                                                                            Current
                                                                                                 Actual     Outlook
                                                           2004-05     2005-06     2006-07      2007-08     2008-09
                                                       -------------------------------------------------------------
Taxation Revenue
Personal Income Tax                                         19,320      21,041      23,655       24,538      25,171
Retail Sales Tax                                            14,855      15,554      16,228       16,976      17,206
Corporations Tax                                             9,883       9,984      10,845       12,990      11,459
Employer Health Tax                                          3,886       4,197       4,371        4,605       4,821
Ontario Health Premium                                       1,737       2,350       2,589        2,713       2,809
Gasoline Tax                                                 2,277       2,281       2,310        2,360       2,315
Land Transfer Tax                                            1,043       1,159       1,197        1,363       1,163
Tobacco Tax                                                  1,453       1,379       1,236        1,127       1,092
Fuel Tax                                                       727         729         723          733         742
Electricity Payments-In-Lieu of Taxes                          511         951         757          546         600
Other Taxes                                                    283         292         399          481         472
                                                       -------------------------------------------------------------
                                                            55,975      59,917      64,310       68,432      67,850

Government of Canada
Canada Health Transfer (CHT)                                 5,640       7,148       7,702        8,487       8,826
Canada Social Transfer (CST)                                 2,912       3,324       3,478        3,778       4,089
CHST Supplements                                               775         584           -            -           -
Social Housing                                                 522         520         532          525         514
Wait Times Reduction Fund                                      242         243         467          468         235
Infrastructure Programs                                        209         285         191          207         259
Medical Equipment Funds                                        387         194           -            -           -
Other Government of Canada                                   1,195         953       1,666        3,132       2,741
                                                         -------------------------------------------------------------
                                                            11,882      13,251      14,036       16,597      16,664

Income from Investment
   in Government Business Enterprises
Ontario Lottery and Gaming Corporation                       1,992       2,027       1,945        1,857       1,772
Liquor Control Board of Ontario                              1,147       1,197       1,307        1,374       1,420
Ontario Power Generation Inc. and Hydro One Inc.               444       1,107         947        1,214         930
Other Government Enterprises                                    (5)        (23)         (3)          (8)          -
                                                       -------------------------------------------------------------
                                                             3,578       4,308       4,196        4,437       4,122

Other Non-Tax Revenue
Reimbursements(1)                                            1,241       1,295       1,415        1,464       1,382
Vehicle and Driver Registration Fees                           976         763         970        1,051       1,044
Electricity Debt Retirement Charge                             997       1,021         991          982       1,004
Power Sales                                                    610         779         863          929         856
Sales and Rentals                                              352         465       1,108          553         701
Other Fees and Licences(1)                                     506         550         624          668         672
Liquor Licence Revenue                                         489         516         467          475         454
Net Reduction of Power Purchase Contract Liability             236         396         412          398         373
Royalties(1)                                                   278         191         215          193         215
Miscellaneous Other Non-Tax Revenue                            721         773         790          943         665
                                                       -------------------------------------------------------------
                                                             6,406       6,749       7,855        7,656       7,366
                                                       -------------------------------------------------------------
Total Revenue                                               77,841      84,225      90,397       97,122      96,002
--------------------------------------------------------------------------------------------------------------------
(1) The change from 2008 Budget Plan reflects reclassification to be consistent with treatment in the 2007-2008 Public Accounts of Ontario.
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Total Expense                                                                                                Table 6
($ Millions)
---------------------------------------------------------------------------------------------------------------------
                                                                                                             Current
                                                                                                 Actual      Outlook
Ministry Expense                                            2004-05     2005-06(1)  2006-07     2007-08      2008-09
---------------------------------------------------------------------------------------------------------------------
Aboriginal Affairs(2)                                            21          50          25          33         55.6
Agriculture, Food and Rural Affairs(2)                          795         861         796         731        945.6
Attorney General(3)                                           1,195       1,277       1,338       1,643      1,592.2
Board of Internal Economy                                       145         150         163         257        196.3
Children and Youth Services                                   2,793       3,271       3,264       3,721      4,086.1
Citizenship and Immigration(3)                                   62          89         112          90         88.1
Community and Social Services                                 6,360       6,717       7,181       7,547      7,726.5
Community Safety and Correctional Services                    1,732       1,749       1,876       2,003      2,140.7
Culture(2)                                                      346         478         414         350        379.8
Economic Development and Trade(2,4)                              66         176         199         297        445.2
Education(2)                                                    365         440         423         446        472.3
   School Boards' Net Expense                                10,274      10,886      11,290      11,830     12,857.2
Energy and Infrastructure(2,4)                                  246         325         525         401        282.7
Environment                                                     305         274         314         349        398.0
Executive Offices                                                34          31          37          36         36.3
Finance(2)                                                      534         578         564         455        557.4
Francophone Affairs, Office of                                    3           4           4           5          5.3
Government Services(2,4)                                      1,077         742         974         944      1,105.9
Health and Long-Term Care                                    17,512      17,799      19,121      20,375     21,712.4
   Hospitals' Net Expense                                    13,877      14,816      16,145      17,381     18,436.3
Health Promotion                                                236         290         391         364        389.7
Labour                                                          129         141         146         170        170.0
Municipal Affairs and Housing(2)                                770         926         843         744        799.5
Natural Resources(3)                                            557         626         731         794        780.2
Northern Development and Mines                                  320         337         318         346        357.5
Research and Innovation(2)                                      236         332         316         301        382.8
Revenue                                                         523         442         563         554        610.6
Small Business and Consumer Services(3,4)                        20          26          25          31         29.8
Tourism(3)                                                      167         210         204         234        177.4
Training, Colleges and Universities(2)                        3,297       3,509       4,115       4,384      4,825.3
   Colleges' Net Expense                                      1,289       1,185       1,273       1,403      1,415.6
Transportation(2)                                             1,744       1,802       1,794       1,899      1,960.9
Interest on Debt                                              9,368       9,019       8,831       8,914      8,891.0
Other Expense(2)                                              2,998       4,369       3,813       7,490      3,091.7
Year-End Savings(5)                                               -           -           -           -     (1,100.0)
                                                       --------------------------------------------------------------
Total Expense                                                79,396      83,927      88,128      96,522     96,301.9
---------------------------------------------------------------------------------------------------------------------
(1) Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
    Prior to 2005-06, historical figures reflect grants to these entities for comparison purposes.
(2) Details on Other Ministry Expense can be found in Table 7, Other Expense.
(3) Decline from 2007-08 to 2008-09 due to one-time initiatives in 2007-08.
(4) Pending finalization of new ministry structure. Future updates will reflect adjusted ministry expense, including the newly formed Ministry of
    International Trade and Investment.
(5) As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Other Expense                                                                                              Table 7
($ Millions)
-------------------------------------------------------------------------------------------------------------------
                                                                                                           Current
                                                                                                Actual     Outlook
Ministry Expense                                            2004-05     2005-06(1) 2006-07     2007-08     2008-09
-------------------------------------------------------------------------------------------------------------------
Aboriginal Affairs
   One-Time Expense for the First Nations Gaming                  -           -          -         201           -
      Agreement
Agriculture, Food and Rural Affairs
   One-Time Extraordinary Assistance                            458         125        259         274           -
   Time Limited Assistance                                      143         157         19          76       166.5
Culture
   One-Time Investments                                           -           -          -          57           -
Economic Development and Trade(1)
   One-Time Investments                                           -           -          -         152           -
Education
   Teachers' Pension Plan(2)                                    240         295        345         342        54.0
Energy and Infrastructure
   Capital Contingency Fund                                       -           -          -           -       171.9
   One-Time Investments in Municipal Infrastructure               -           -        140         450           -
Finance
   Community Reinvestment Fund One-Time Transition              233           -          -           -           -
      Funding
   Investing in Ontario                                           -           -          -       1,149           -
   Ontario Municipal Partnership Fund(3)                        626         714        758         907       934.8
   Operating Contingency Fund                                     -           -          -           -       193.4
   Power Purchases                                              840         803        863         929       856.0
Government Services
   Pension and Other Employee Future Benefits                   458         729        557         531       715.0
Municipal Affairs and Housing
   One-Time Investment in Municipal Social                        -           -          -         100           -
      Housing Stock
Research and Innovation
   One-Time Investments                                           -           -          -          87           -
Training, Colleges and Universities
   One-Time Investments                                           -           -          -         699           -
Transportation
   One-Time Transit and Infrastructure Investments                -       1,546        872       1,536           -
                                                       ------------------------------------------------------------
Total Other Expense                                           2,998       4,369      3,813       7,490     3,091.7
-------------------------------------------------------------------------------------------------------------------
(1) Pending finalization of new ministry structure. Future updates will reflect adjusted ministry expense.
(2) Numbers reflect accrued pension expense, not Ontario's contributions. Ontario's matching contributions to the plan grow from $708 million in 2004-05 to
    $808 million in 2007-08 and $1,061 million in 2008-09.
(3) The 2004-05 figure includes transfers under predecessor Community Reinvestment Fund.
Note: Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
2008-09 Infrastructure Expenditures                                                                          Table 8
($ Millions)
---------------------------------------------------------------------------------------------------------------------
                                                                             2008-09 Current Outlook
                                                           ----------------------------------------------------------
                                                    Total                              Transfers
                                           Infrastructure                              and Other               Total
                                             Expenditures      Investment in     Expenditures in      Infrastructure
Sector                                     2007-08 Actual     Capital Assets      Infrastructure(1)     Expenditures
---------------------------------------------------------------------------------------------------------------------
Transportation
   Transit                                        1,857.6              901.0               349.9            1,250.9
   Highway Construction                           1,452.2            1,484.3                   -            1,484.3
   Other Transportation(2)                          710.3              520.5                70.7              591.3
Health
   Hospitals                                        638.0            1,045.7                 2.5            1,048.2
   Other Health                                     285.9               60.8               187.4              248.1
Education
   School Boards                                    950.4                  -             1,018.6            1,018.6
   Colleges                                         183.3              202.0                   -              202.0
   Universities                                     677.6                  -                54.8               54.8
Water/Environment                                   387.7               16.3               286.9              303.2
Municipal and Local Infrastructure(3)             1,794.8               33.1               274.9              308.0
Justice                                             215.2              426.2                49.7              475.9
Other                                               717.1              244.9               294.1              539.0
                                       -----------------------------------------------------------------------------
Total(4)                                          9,870.1            4,934.7             2,589.5            7,524.2
--------------------------------------------------------------------------------------------------------------------
(1) Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's total expense in Tables 6 and 7.
(2) Other Transportation includes planning activities, property acquisition, and other infrastructure programs (e.g., Municipal/Local Roads/Remote Airports).
(3) Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector. 2007-08 actual expenditures include
    $1,149 million under the Investing in Ontario Act, 2008.
(4) Total expenditures in 2008-09 include $48 million in flow-throughs in
    Investment in Capital Assets (for provincial highways) and $225 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($15
    million in Transportation, $15 million in Health, $67 million in
    Water/Environment, $128 million in Municipal and Local Infrastructure).
Note: Numbers may not add due to rounding.
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Ten-Year Review of Selected Financial and Economic Statistics
($ Millions)
-------------------------------------------------------------------------------------------------------------------
                                                                           1999-00         2000-01         2001-02
                                                                  -------------------------------------------------
Financial Transactions
Revenue                                                                     65,042          66,294          66,534
Expense
   Programs                                                                 53,347          53,519          55,822
   Interest on Debt                                                         11,027          10,873          10,337
                                                                  -------------------------------------------------
Total Expense                                                               64,374          64,392          66,159
Reserve                                                                          -               -               -
                                                                  -------------------------------------------------
Surplus/(Deficit)                                                              668           1,902             375
-------------------------------------------------------------------------------------------------------------------
Net Debt (3,4)                                                             134,398         132,496         132,121
Accumulated Deficit(5)                                                     134,398         132,496         132,121
-------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                              409,020         440,759         453,701
Personal Income                                                            321,702         347,653         361,187
-------------------------------------------------------------------------------------------------------------------
Population — July (000s)                                                    11,505          11,683          11,897
Net Debt per Capita (dollars)                                               11,682          11,341          11,106
Personal Income per Capita (dollars)                                        27,963          29,756          30,360
-------------------------------------------------------------------------------------------------------------------
Total Expense as a per cent of GDP                                            15.7            14.6            14.6
Interest on Debt as a per cent of Revenue                                     17.0            16.4            15.5
Net Debt as a per cent of GDP                                                 32.9            30.1            29.1
Accumulated Deficit as a per cent of GDP                                      32.9            30.1            29.1
-------------------------------------------------------------------------------------------------------------------
(1) Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries are accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated organizations are accounted for on a full accrual basis.
(2) Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation.
    Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
(3) Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the
    Province plus the change in tangible capital assets, the change in net assets of hospitals, school boards and colleges and, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds.
(4) Net Debt is restated in 2003-04, 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
(5) Accumulated Deficit is calculated as the difference between liabilities and total assets, including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the surplus/deficit plus, effective April 1, 2007, the change in the fair value of the Ontario Nuclear Funds. For fiscal 2005-06, the change in the Accumulated Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector entities. For fiscal 2006-07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity Financial Corporation made at the beginning of the year. For fiscal 2007-08, a $1.2 billion decrease in the Accumulated Deficit is made up of $0.6 billion in the Province's operating surplus, with the remainder resulting from a change in accounting policy. Under this change,
    Ontario Nuclear Funds Agreement (ONFA) funds are reported at fair value on
    Ontario Power Generation Inc. (OPG) books and, upon consolidation, on the
    Province's consolidated financial statements.
Sources: Ontario Ministry of Finance and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                            Table 9

--------------------------------------------------------------------------------------------------------------------
                                                                                                            Current
                                                                                            Actual          Outlook
         2002-03(1)      2003-04          2004-05         2005-06(2)       2006-07         2007-08          2008-09
--------------------------------------------------------------------------------------------------------------------

          68,891          68,400           77,841          84,225           90,397          97,122           96,002

          59,080          64,279           70,028          74,908           79,297          87,608           87,411
           9,694           9,604            9,368           9,019            8,831           8,914            8,891
--------------------------------------------------------------------------------------------------------------------
          68,774          73,883           79,396          83,927           88,128          96,522           96,302
               -               -                -               -                -               -              200
--------------------------------------------------------------------------------------------------------------------
             117          (5,483)          (1,555)            298            2,269             600             (500)
--------------------------------------------------------------------------------------------------------------------
         132,647         138,816          140,921         141,928          141,100         142,418          146,311
         118,705         124,188          125,743         109,155          106,776         105,617          106,117
--------------------------------------------------------------------------------------------------------------------
         477,763         493,081          517,068         536,431          559,840         584,053          596,245
         369,420         381,127          401,066         419,253          441,371         463,520          483,104
--------------------------------------------------------------------------------------------------------------------
          12,091          12,242           12,391          12,528           12,665          12,794           12,929
          10,971          11,339           11,373          11,328           11,141          11,132           11,317
          30,553          31,132           32,369          33,464           34,849          36,231           37,366
--------------------------------------------------------------------------------------------------------------------
            14.4            15.0             15.4            15.6             15.7            16.5             16.2
            14.1            14.0             12.0            10.7              9.8             9.2              9.3
            27.8            28.2             27.3            26.5             25.2            24.4             24.5
            24.8            25.2             24.3            20.3             19.1            18.1             17.8
--------------------------------------------------------------------------------------------------------------------

[Chart 3: Composition of Revenue - pie chart]

[Chart 4: Composition of Total Expense - pie chart]

[Chart 5: Composition of Program Expense - pie chart]

                                    ANNEX II
                                Economic Outlook

OVERVIEW

The province's economic growth is expected to be soft in the near term due to heightened global economic uncertainty. The Ministry of Finance is projecting
Ontario real gross domestic product (GDP) growth of 0.1 per cent for 2008. The average private-sector forecast for Ontario real GDP growth, as of October 16,
2008, is 0.7 per cent in 2009.

-------------------------------------------------------------------------------------------------------------------
Ontario Economic Outlook                                                                                   Table 1
(Per Cent)
-------------------------------------------------------------------------------------------------------------------
                                                 2003       2004       2005      2006       2007    2008e    2009p
                                     ------------------------------------------------------------------------------
Real GDP Growth                                   1.4        2.5        2.7       2.5        2.2      0.1      0.7
Employment Growth                                 3.0        1.7        1.3       1.5        1.6      1.5      0.4
CPI Inflation                                     2.7        1.9        2.2       1.8        1.8      2.3      2.0
-------------------------------------------------------------------------------------------------------------------
e = estimate; p = private-sector average (October 16, 2008).
Sources: Statistics Canada, Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts.
-------------------------------------------------------------------------------------------------------------------

This is a time of unusually heightened global economic uncertainty that is having an impact on many jurisdictions including Ontario. Private-sector forecasts for economic growth were changing rapidly during the writing of this document, reflecting the current environment. The Ministry of Finance will update its economic growth projections for planning purposes in the 2009 Budget.

FINANCIAL MARKET TURMOIL

Recent global financial market and economic turmoil poses a significant threat to economic growth. Virtually every economy has faced a decline in consumer and business confidence over the past year. There have been significant liquidity challenges in the investment and banking sectors. Equity markets worldwide have experienced sharp price declines. Central banks have acted to prevent credit markets from seizing up by injecting liquidity and lowering their policy interest rates. The fall in interest rates for central government debt, however, has not been fully matched by declines in interest rates for businesses, consumers and other levels of government. As well, financial market uncertainty has reduced credit availability and is dampening business and household spending, which is having an adverse impact on Ontario.

--------------------------------------------------------------------------------
SOURCES OF CREDIT MARKET TURMOIL AND RISKS TO GROWTH

The global financial crisis began with a sharp rise in defaults in the subprime mortgage market in the United States. Many of these high-risk mortgages had been packaged as securities and sold to investors around the world. Rising default rates caused the value of these securities to plunge. Uncertainty regarding risk led to reduced lending and higher interest rates for businesses and consumers.
Numerous well-known institutions have failed, been acquired by their governments or bought by stronger competitors at marked-down values.

The Canadian banking and financial systems are in much better shape than their counterparts south of the border. The subprime mortgage market in Canada is estimated to account for less than five per cent of the mortgages outstanding, compared to 22 per cent in the United States. Canadian banks, therefore, have faced much lower loan losses. Risk aversion in U.S. financial markets has spread to Canada, but to a lesser extent. The commercial paper market has frozen up, making it very difficult for businesses to raise money through the traditional capital-market channel. Canadian Treasury-bill yields have fallen as investors look for safer assets. Inter-bank lending rates have increased sharply in
Canada, making it more costly and difficult for banks to do business.

The most serious risk going forward is the relationship between the financial system and the economy. Tighter liquidity conditions lead to restrictions in business and consumer lending, which contributes to weaker economic growth that in turn leads to further weakening in financial markets. Recently, central banks and governments worldwide have injected substantial additional liquidity and provided other important measures to safeguard the financial system.
--------------------------------------------------------------------------------

ONGOING EXTERNAL ECONOMIC CHALLENGES

Ontario has been facing an increasingly challenging external economic environment. Until recently, oil prices have been increasing and the Canadian dollar has been strengthening. More recently, weakening U.S. demand and heightened global financial market turmoil have created additional challenges.

------------------------------------------------------------------------------------------------------------------
Key External Variables                                                                                    Table 2
------------------------------------------------------------------------------------------------------------------
                                                   2002     2003     2004      2005      2006      2007     2008y
                                               -------------------------------------------------------------------
Crude Oil ($ US per Barrel)                        26.1     31.1     41.4      56.5      66.1      72.3     113.3
Canadian Dollar (Cents US)                         63.7     71.4     76.8      82.5      88.2      93.1      98.2
U.S. Real GDP Growth (Per Cent)                     1.6      2.5      3.6       2.9       2.8       2.0       2.3
Three-Month Treasury Bill Rate                      2.6      2.9      2.2       2.7       4.0       4.2       2.6
10-Year Government Bond Rate                        5.3      4.8      4.6       4.1       4.2       4.3       3.7
------------------------------------------------------------------------------------------------------------------
y = year-to-date average (October 16, 2008).
Sources: Bank of Canada, New York Mercantile Exchange and U.S. Bureau of Economic Analysis.
------------------------------------------------------------------------------------------------------------------

The price of oil has soared from a low of $18 US per barrel in January 2002 to a record high of more than $147 US per barrel in mid-July 2008. Oil prices have averaged $113 US per barrel so far this year, up $87 US per barrel over the past six years — the largest increase on record. Higher oil prices are a challenge for Ontario because they increase costs for businesses, consumers and governments. In 2007, Ontario residents and industry spent an estimated $30 billion on crude oil and oil products, natural gas and coal, equivalent to about five per cent of the province's GDP.

The Canadian dollar increased from a low of 61.8 cents US in January 2002 to a peak of 110.3 cents US in November 2007, marking the largest five-year increase on record. So far this year, the Canadian dollar has averaged 98.2 cents US. The stronger Canadian dollar is a challenge as it makes Ontario's exports more expensive and imports cheaper. As a result, Ontario businesses find it more difficult to compete with foreign producers, both in the Canadian market and abroad. On the other hand, the stronger Canadian dollar benefits Ontario consumers and businesses by lowering the cost of imported goods and materials, including productivity-enhancing machinery and equipment.

U.S. demand for Ontario-produced goods and services has been declining due to the stronger Canadian dollar, weakening U.S. economic growth and increasing competition from newly industrializing economies. The value of Ontario's merchandise exports over the last five years to the United States, its largest trading partner, has fallen by 12.2 per cent.

[Chart 1: Ontario's International Merchandise Exports Are Diversifying - bar graph]

While newly industrializing economies are a competitive challenge for Ontario businesses, they also present new opportunities. Ontario's international merchandise exports to countries other than the United States have more than doubled over the past five years.

As a result, Ontario's export base has significantly diversified. For instance, over the last five years, the value of merchandise exports to Russia has increased by 377 per cent; exports to India by 258 per cent; and exports to
China by 95 per cent. Ontario has also increased its exports to other G7 countries. Over the last five years, exports to the United Kingdom have risen by
280 per cent; exports to Germany by 36 per cent; exports to Japan by 30 per cent; and exports to Italy by 77 per cent.

ONTARIO'S ECONOMIC PROGRESS OVER THE PAST FIVE YEARS

Ontario's economic advantages include its proximity to large markets, a well-educated population, a highly skilled workforce, diversified industrial structure, competitive business costs, modern infrastructure and strong support for innovation. The Ontario Government's five-point economic plan, outlined in the Foreword, continues to enhance the foundation for long-term growth.

There has been continued economic growth in Ontario over the past five years, despite an increasingly challenging global environment:

•    Ontario real GDP growth averaged 2.3 per cent over the 2003 to 2007 period.

•    Inflation has been low and stable in recent years, with the consumer price index (CPI) inflation rate averaging close to two per cent over the 2003 to
     2007 period.

•    More than a half million net new jobs have been created since October 2003.
     There has been strong employment growth in sectors paying above-average wages, including educational services (98,000); health care and social assistance (89,200);
     construction (73,500); professional, scientific and technical services (62,100); and
     finance, insurance, real estate and leasing (47,800).

[Chart 2: Jobs Created Since October 2003 - bar graph]

•    Solid wage and employment growth has led to strong income gains. Real personal disposable income per capita has grown at an average annual pace of 1.8 per cent over the past five years.

•    Business investment has been robust. Real machinery and equipment investment, a key component of increasing productivity in the province, expanded by an average of 9.0 per cent annually between 2003 and 2007.

•    Housing starts averaged 78,100 per year between 2003 and 2007. Unlike in other jurisdictions, there is little evidence of overbuilding in the
     Ontario housing market.

THE ONTARIO ECONOMY IN 2008

[Chart 3: Employment Growth Relatively Strong - bar graph]

As reported in the 2008 second-quarter Ontario Economic Accounts, Ontario economic growth during the first half of 2008 was very modest. Real GDP increased 0.3 per cent in the second quarter, following a contraction of 0.4 per cent in the first quarter. The main drag on growth has been lower export volumes, which are down more than seven per cent over the first half of the year. Ontario is not alone in seeing modest growth during the first half of
2008. Canadian real GDP increased 0.1 per cent in the second quarter, following a contraction of 0.2 per cent in the first quarter. All G7 economies are also facing significant economic challenges. Among them, Germany, France, Italy and
Japan have seen at least one quarterly decline in output so far. Despite avoiding a quarterly decline, there has been weakness in U.S. and U.K.
employment, housing construction and financial markets.

Ontario has created 104,100 jobs so far this year. About 83 per cent of these have been in the private sector. Although Ontario has lost 16,200 manufacturing jobs, there have been strong job gains in other industries paying above-average wages including construction (37,500); health care and social assistance
(26,800); and professional, scientific and technical services (19,400). This increase in employment has led to solid income gains. Labour income grew by 4.2 per cent over the first half of the year, supported by job gains and higher wages.

The side of the Ontario economy based on domestic demand has remained strong in
2008. Household spending continues to be firm, with real consumer spending up by a robust 4.6 per cent in the first half of the year. Residential construction spending has increased by 0.9 per cent in real terms. So far in 2008, housing starts averaged 77,600 units (on an annualized basis), up from 69,100 units for the same period in 2007. While housing starts have increased, home resales have weakened from a record-setting year in 2007.

Corporate profits are down 2.8 per cent over the first half of this year, reflecting the negative impact of record oil prices and the higher dollar. So far this year, Ontario real non-residential construction has grown by 2.1 per cent, and real machinery and equipment spending has risen 1.2 per cent.

Ontario's CPI inflation rate has averaged 2.2 per cent so far this year, up from
1.8 per cent in 2007. This was largely due to elevated gasoline prices and an increase in food inflation. Ontario's core inflation rate, which excludes food and energy, has averaged 1.1 per cent on a year-over-year basis and has remained below 2.0 per cent for 11 straight months. The dramatic decline in oil prices since mid-July 2008 will exert downward pressure on CPI inflation over the near term. Over the first seven months of 2008, annual wage settlements have averaged
2.4 per cent.

Ontario's trade balance has deteriorated significantly in 2008, largely because of a decline in automotive exports to the United States. Imports have declined, but at a slower pace than exports, largely due to reduced demand for automotive production inputs.

HEIGHTENED GLOBAL ECONOMIC UNCERTAINTY

The short-term Ontario economic outlook is heavily influenced by external factors such as oil prices, the Canadian dollar exchange rate, interest rates,
U.S. economic growth and global financial market turmoil. In the current economic environment there is an unusually wide range of views on the outlook for each of these key factors as shown in the following table. The recent dramatic movements in asset prices, foreign exchange and commodity markets mean that relatively little confidence can be attached even to these wide private-sector forecast ranges in 2009.

------------------------------------------------------------------------------------------------------------------
External Variables                                                                                     Table 3
Private-Sector Forecast
------------------------------------------------------------------------------------------------------------------
                                                             2008                             2009
                                                ------------------------------------------------------------------
                                                   Low       Avg.       High        Low       Avg.        High
                                                ------------------------------------------------------------------
Crude Oil ($US per Barrel)                       105.0      110.4      119.1       78.0      103.3       130.0
Canadian Dollar (Cents US)                        93.7       95.7       97.7       85.3       92.2        95.7
U.S. Real GDP Growth (Per Cent)                    1.2        1.5        1.8       (0.7)       0.5         1.9
Three-Month Treasury Bill Rate                     1.8        2.2        2.7        1.7        2.3         3.5
(Per Cent)
10-Year Government Bond Rate                       3.4        3.6        4.0        3.4        3.9         4.5
(Per Cent)
-----------------------------------------------------------------------------------------------------------------
Sources: Bank of Canada, Blue Chip Economic Indicators (October 2008) and Ontario Ministry of Finance Survey of
         Forecasts (October 16, 2008).
-----------------------------------------------------------------------------------------------------------------

Oil prices fell from a record intra-day high of $147.27 US per barrel on July 11 to less than $70 US per barrel in mid-October 2008. Weaker demand from
Organization for Economic Cooperation and Development (OECD) countries is expected to continue to be more than offset by strong consumption in non-OECD countries. Limited global surplus capacity will likely keep oil markets relatively tight and oil prices vulnerable to major supply disruptions over the forecast horizon. A significant amount of volatility still exists in oil markets, and analysts' projections for 2009 range from a high of $130 US per barrel to a low of $78 US.

[Chart 4: Crude Oil Prices - line graph]

[Chart 5: Canadian Dollar - line graph]

After hovering around parity with the U.S. dollar for the first seven months of the year, the Canadian dollar depreciated significantly in October, reflecting the sharp decline in commodity prices and weakening outlook for the domestic economy. The value of the Canadian dollar could fluctuate a great deal in the future depending on commodity prices, financial flows and interest rates. There is a significant divergence of views on the outlook for the Canadian dollar, with forecasts ranging from a low of 85.3 cents US to a high of 95.7 cents US in
2009.

Although overall U.S. economic growth has continued at a moderate pace, there has been a significant reduction in U.S. demand for Ontario-produced goods and services. For example, spending on autos has been particularly hard hit, with auto sales expected to slow to 13.8 million units in 2008 — the lowest level since 1992. There are considerable risks stemming from the U.S. economy, which continues to face imbalances and significant issues in its financial markets.

Interest rates affect consumer and business costs as well as the projected government expense for interest on the Province's debt. The Bank of Canada has cut its benchmark target for the overnight interest rate by 200 basis points since December 2007, including the 50 basis point cut on October 8, 2008, and has taken additional measures to support liquidity in financial markets.
However, the turmoil in global financial markets has led to tighter credit conditions for businesses, and some are facing higher borrowing costs. How global financial markets evolve and how this impacts economic growth have important implications for interest rate projections.

The wide range of views on each of these key assumptions represents a significant risk to the forecast because a change in any of them can have a major impact on Ontario's economic growth outlook. The following table shows the typical range for the first- and second-year impacts of these external factors on Ontario real GDP growth. These estimates are based on historical relationships and illustrate the upper and lower limits for the average response. They show the implications of sustained changes in key assumptions in isolation from changes to other external factors. The combination of changing circumstances can also have a substantial bearing on the actual outcome.

-------------------------------------------------------------------------------------------------------------------
Impacts of Changes in Key Assumptions on Ontario Real GDP Growth(1)                                        Table 4
(Percentage Point Increase)
-------------------------------------------------------------------------------------------------------------------
                                                                                First Year             Second Year
                                                                    -----------------------------------------------
Canadian Dollar Depreciates by Five Cents US                                    0.1 to 0.8              0.5 to 1.2
World Crude Oil Prices Decrease by $10 US per Barrel                            0.1 to 0.5              0.1 to 0.5
U.S. Real GDP Growth Increases by One Percentage Point                          0.3 to 0.7              0.4 to 0.8
Canadian Interest Rates Decrease by One Percentage Point                        0.1 to 0.5              0.2 to 0.6
-------------------------------------------------------------------------------------------------------------------
(1) Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------

PRIVATE-SECTOR ECONOMIC FORECASTS

The Ontario Economic Forecast Council was established as part of the Fiscal
Transparency and Accountability Act, 2004 to provide advice on macroeconomic forecasts and assumptions. The council members are Peter Dungan from the
University of Toronto, Glen Hodgson from the Conference Board of Canada, Dale
Orr from Global Insight and Ernie Stokes from the Centre for Spatial Economics.
The Minister of Finance met with council members and other private-sector forecasters in the process of preparing the 2008 Ontario Economic Outlook and
Fiscal Review and received their views on Ontario's economic outlook and other economic policy advice.

-------------------------------------------------------------------------------------------------------------------
Private-Sector Forecasts for Ontario Real GDP Growth                                                       Table 5
(Per Cent)
-------------------------------------------------------------------------------------------------------------------
                                                                                          2008                2009
                                                                          ----------------------------------------
Conference Board of Canada (October)                                                       0.3                 1.5
Global Insight (October)                                                                   0.3                 0.5
Centre for Spatial Economics (June)                                                        0.4                 1.9
University of Toronto (October)                                                           (0.4)                0.6
RBC Financial Group (October)                                                              0.0                 0.4
Scotiabank Group (October)                                                                (0.1)               (0.9)
TD Bank Financial Group (October)                                                          0.3                 0.8
Desjardins Group (September)                                                              (0.1)                0.9
BMO Capital Markets (October)                                                             (0.1)                0.4
CIBC World Markets (October)                                                               0.1                 0.9
-------------------------------------------------------------------------------------------------------------------
Private-Sector Survey Average                                                              0.1                 0.7
-------------------------------------------------------------------------------------------------------------------
Source: Ontario Ministry of Finance Survey of Forecasts (October 16, 2008).
-------------------------------------------------------------------------------------------------------------------

Private-sector forecasters are, on average, calling for modest Ontario real GDP growth of 0.9 per cent in 2009. This modest pace of growth is due to the view that the economic environment will remain challenging well into 2009. Views regarding the outlook for 2009 have changed rapidly, making it especially difficult for the government to determine appropriate planning projections.

COMPARISON TO THE 2008 ONTARIO BUDGET

The Ministry of Finance is lowering its projection for 2008 real GDP growth to
0.1 per cent from the 1.1 per cent released in the 2008 Budget last March. The average private-sector forecast at the time of the budget was 1.2 per cent. This adjustment largely reflects continued financial market turmoil and a more negative outlook for U.S. demand. Weaker Ontario real GDP growth in 2008 is largely reflected through weaker exports and profits. Exports are currently expected to decline by 6.0 per cent rather than remaining flat as expected at the time of the Budget. Corporate profits are now expected to be weaker than forecast in March, falling by 5.0 per cent in 2008 instead of growing by 4.0 per cent.

[Chart 6: Private-Sector Forecasts - bar graph]

Employment and wages, along with retail sales and housing starts, have performed well so far this year, with growth forecasts now higher than at the time of the
Budget. Employment was forecast to grow by 1.0 per cent for 2008, but that forecast has been revised up to 1.5 per cent. Solid employment gains have contributed to stronger-than-expected income and spending growth. Personal income is forecast to rise by 4.2 per cent — 1.1 percentage points above the forecast at the time of the Budget. Retail sales for 2008 are now forecast to grow by 4.6 per cent, up from 3.4 per cent in the Budget, and there are expected to be 75,000 housing starts, up from a Budget forecast of 64,000.

The average private-sector forecast for Ontario real GDP growth is now 0.7 per cent in 2009, significantly weaker than the Ministry of Finance's 2008 Budget forecast of 2.1 per cent. This is primarily due to global financial market turbulence and a substantially weaker outlook for U.S. demand. The table below shows the changes in the projections for the key economic variables since the
2008 Budget.

-------------------------------------------------------------------------------------------------------------------
Changes in Key Economic Forecast Assumptions,                                                              Table 6
2008 Fall Economic Statement Compared to 2008 Ontario Budget (Per Cent Change)
-------------------------------------------------------------------------------------------------------------------
                                                              2008                               2009
                                               --------------------------------------------------------------------
                                                          2008               2008e           2008            2008p
                                                        Budget         Fall Update         Budget      Fall Update
                                               --------------------------------------------------------------------
Real GDP                                                   1.1                 0.1            2.1              0.7
Nominal GDP                                                2.8                 2.1            3.9              2.2
Retail Sales                                               3.4                 4.6            3.7              3.6
Housing Starts (000s)                                     64.0                75.0           63.0             64.9
Personal Income                                            3.1                 4.2            4.0              3.8
Labour Income                                              3.4                 4.3            3.9              3.9
Corporate Profits                                          4.0                (5.0)           4.9              1.7
Employment                                                 1.0                 1.5            1.1              0.4
Job Creation (000s)                                         68                 101             76               25
Key External Variables
Crude Oil ($ US per Barrel)                               85.0               108.0           80.0            103.3
U.S. Real GDP                                              1.7                 1.5            2.6              0.5
Canadian Dollar (Cents US)                               100.0                96.0           98.0             92.2
Three-Month Treasury Bill Rate                             3.3                 2.3            3.8              2.3
10-Year Government Bond Rate                               3.9                 3.6            4.5              3.9
-------------------------------------------------------------------------------------------------------------------
e = estimate; p = private-sector average.
Sources: Blue Chip Economic Indicators (October 2008), Ontario Ministry of Finance and Ontario Ministry of
         Finance Survey of Forecasts (October 16, 2008).
-------------------------------------------------------------------------------------------------------------------

                                    ANNEX III
                         Role for the Federal Government

All Canadians deserve to be treated fairly. Ontarians, however, are not being treated like Canadians living in other provinces. Unemployed Ontario workers deserve the same support that unemployed workers in other provinces receive.
Ontarians ought to have the same level of per-person health care funding now provided to Canadians elsewhere in the country. And Ontario should receive its fair share of federal investment in Canada's infrastructure.

Ontario has the wealth it needs, but needs to keep more of its own money during challenging economic times.

CANADA'S SYSTEM OF TRANSFERS IS OUTDATED

Ontario's Fiscal Gap

Each year, under the current federal system of programs and transfers, the federal government collects more than $20 billion from Ontario taxpayers to deliver programs and services elsewhere in Canada. These funds — $1,815 per
Ontarian — are redistributed from Ontario taxpayers to other regions of the country, despite the fact that some of these regions are as prosperous as
Ontario, if not more so.

In September of this year, the TD Bank Financial Group released a report that estimated the portion of Ontario's fiscal gap for 2005 that resulted from discriminatory federal programs to be $11.8 billion. The report noted that the total fiscal gap amounts to four per cent of Ontario's gross domestic product (GDP).

If Ontario was able to keep more of its own money, it could further strengthen the economy and enhance programs and services for its citizens.

The financial burden that Ontario carries within Canada must be reduced. In recent years, under two different prime ministers, Ontario has made some progress. The Canada Social Transfer is now provided on an equal per-capita basis. And in 2005, Ontario negotiated a Canada-Ontario Immigration Agreement
(COIA) for $920 million in new investments for settlement and language training services over five years.

Ontario welcomes these changes but, overall, Ontarians continue to be treated unfairly.

Equalization

[Chart 1: Ontarians Pay into Equalization - bar graph]

Over the last 50 years, Ontarians have contributed over $100 billion in equalization payments to other Canadian provinces — almost half of all funds contributed to the program in that time. In 2008-09 alone, Ontario taxpayers will contribute $5.7 billion to the equalization program. Unlike the other nine provinces, Ontario has always been a contributor to the equalization program, but never a recipient.

Ontarians contributed to equalization because it was the fair and right thing to
do. But when Ontario was eligible to receive equalization in the late 1970s, the federal government changed the rules of the program to exclude it.

Now, some economists believe that under the new federal formula, Ontario may once again soon qualify to receive equalization funds. A key factor contributing to this development is the hardship that the North American manufacturing sector is enduring. In contrast, the economies of Canada's oil-producing provinces are growing faster than Ontario's.

If the Ontario Government received equalization, more of the tax dollars that the federal government extracts from Ontarians would support investments and public services needed in their own province. If Ontario does qualify, it expects to receive its share of equalization from the federal government.

Employment Insurance

In difficult times, it is especially important to have a strong system of support for laid-off workers. Canada's Employment Insurance (EI) system does not meet the needs of Ontario's workers. Unemployed persons in Ontario, compared with those in other provinces, are far less likely to be eligible for EI regular benefits. As a result, average EI regular benefits in 2007 per unemployed person were about $5,120 in Ontario and $9,750 in other provinces — a difference of over $4,600 per unemployed person, or $2.1 billion in total.

The labour market support and training components of EI also fail to meet
Ontarians' needs. Although Ontario had 42 per cent of Canada's unemployed population in 2007, Ontarians received only 27 per cent of EI funding for labour market support and training in 2007-08.

[Chart 2: Ontarians Do Not Receive Fair Treatment - bar graph]

Health Care

Through the Canada Health Transfer (CHT), Ontario receives $773 million less than its fair share, compared to other provinces, in per-person cash funding for its health care system. Although the federal government recognized this unfairness in its 2007 budget, Ottawa does not intend to fix the CHT until 2014. Ontario believes it should be fixed immediately.

Regional Economic Development

The federal government provides regional economic development support to
Atlantic Canada, Quebec, the West and Northern Ontario. In 2008-09, the federal government will spend $934 million on regional development in Canada, of which only $41 million — or four per cent — is provided to northern and rural
Ontario through FedNor.

Despite Ontario's importance as the heart of Canada's manufacturing sector, no economic development program exists for southern Ontario. If Ontario received its fair share of federal regional development funding, Ontarians would benefit from an additional $534 million in 2008-09.

Infrastructure

Building infrastructure is crucial to Ontario's future: it creates jobs in the short term and builds a stronger economy in the long term.

The Ontario Government has made significant investments in the province's infrastructure, but the Province is not receiving its fair share of federal support in this area. Ontario is still awaiting a $6 billion federal contribution to Metrolinx's regional transportation plan for the Greater Toronto
Area and Hamilton to complement the Province's $11.5 billion commitment. If
Ontario were to receive its fair share of the federal government's seven-year
Building Canada infrastructure plan on a per-capita basis, it would receive an additional $970 million.

Time-Limited Transfers

The federal government has committed time-limited funding to support a variety of provincial services, including wait times reduction for health care, postsecondary education, transit and the environment. Federal support from these time-limited transfers will decrease from 2008-09 levels by over $350 million in
2009-10 and by over $750 million in 2010-11.

Ontario's ongoing commitments in these areas will not stop when the federal transfers end.

[Chart 3: Time-Limited Federal Transfers - bar graph]

NEED FOR A FEDERAL PARTNER

The Province is doing what it must to strengthen Ontario's economy and create new jobs. But it could do much more, much faster, if it could keep more of
Ontarians' money in the province — and if it had a true partner in the federal government.

Ontario therefore calls on the federal government to:

•    recommit to a principled allocation formula for all federal transfers to reduce the drain on Ontario

•    provide Ontario with its fair share of federal funding, including:

        o  its full share of funding payable under the equalization program, should Ontario qualify

        o  equal per-capita health care funding immediately through the Canada Health Transfer

        o  a fair share of federal infrastructure funding

        o  the continuation of time-limited federal funding

•    modernize the EI program to better meet the needs of Ontario workers by providing the same support and job training that workers receive in other regions of Canada

•    invest in Ontario's economic development, as it does everywhere else in the country.

Ontario needs a true partner in the federal government that will work with it to make the province stronger than ever. Building a stronger Ontario means a stronger Canada.

Ontario invites the federal government to engage in a substantive discussion of these fairness issues, with the mutual goals of strengthening the Ontario economy and building a more prosperous Canada.

                                    ANNEX IV
                          Borrowing and Debt Management

LONG-TERM PUBLIC BORROWING

As an agency of the Ministry of Finance, the Ontario Financing Authority (OFA)
manages the borrowing, debt, investment and cash management activities of the
Province and the Ontario Electricity Financial Corporation (OEFC) in a
cost-effective manner.

The interim long-term public borrowing requirement for 2008-09 is $24.8 billion.

[Chart 1: Borrowing Markets - Pie chart]

Global financial markets are facing unprecedented challenges. The Province is not immune to these conditions. However, the OFA has been able to maintain the pace of its borrowing program.

As at October 10, 2008, $13.6 billion, or
55 per cent, of the long-term borrowing requirement was completed.

Despite extremely difficult financial market conditions, the Province maintained a flexible approach to borrowing, monitoring both domestic and international capital markets for cost-effective borrowing opportunities.

[Chart 2: Domestic Markets - Pie chart]

The Province typically targets 25 per cent of its borrowing from international markets. About $4.7 billion, or 34 per cent, of borrowing has been raised from international markets so far in 2008-09, compared to 14 per cent for the entire
2007-08 fiscal year. Bonds issued in foreign currencies were:

•   three Global bond issues in U.S. dollars
•   Euro Medium-Term Notes (EMTNs) in sterling, Swiss francs and U.S. dollars
•   one Japanese yen loan.

About $8.9 billion, or 66 per cent, of borrowing was completed in the domestic market through a number of instruments, including:

•   syndicated issues
•   bond auctions
•   floating rate notes
•   Ontario Savings Bonds
•   domestic medium-term notes.

------------------------------------------------------------------------------------------------------------------
2008-09 Borrowing Program: Province and OEFC                                                              Table 1
($ Billions)
------------------------------------------------------------------------------------------------------------------
                                                                             Budget         Current       In-Year
                                                                               Plan         Outlook        Change
                                                                     ---------------------------------------------
Deficit/(Surplus)                                                               0.0             0.5           0.5
Non-Cash Adjustments                                                           (0.9)            2.0           2.9
Investment in Capital Assets                                                    4.9             4.9           0.0
Net Loans/Investments                                                           1.3             1.1          (0.2)
Debt Maturities                                                                20.5            20.5           0.0
Debt Redemptions                                                                1.0             0.6          (0.4)
                                                                     ---------------------------------------------
Total Funding Requirement                                                      26.9            29.6           2.7
Canada Pension Plan Borrowing                                                  (0.6)           (0.5)          0.1
Decrease/(Increase) in Short-Term Borrowing                                    (2.0)           (2.9)         (0.9)
Increase/(Decrease) in Cash and Cash Equivalents                                0.0            (1.4)         (1.4)
                                                                     ---------------------------------------------
Total Long-Term Public Borrowing Requirement                                   24.3            24.8           0.5
------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------------------------

Deficit

The total long-term public borrowing requirement of $24.8 billion is $0.5 billion higher than the Budget Plan and the First Quarter Ontario Finances, due
to the projected deficit.

Accumulated deficit is the difference between total liabilities and total assets. It is projected to be $106.1 billion as at March 31, 2009, compared to
$105.6 billion as at March 31, 2008. The accumulated deficit is forecast to increase by the amount of the deficit.

Total debt is also expected to increase due to the government's capital investments in key priority areas, loans to school boards for capital projects and increased short-term borrowing to maintain cash levels. The increase in net debt is primarily a result of the government's capital investments.

Other Changes in the Financing Table

As at March 31, 2008, cash and cash equivalents were $1.4 billion higher than forecast in the 2008 Budget as the OFA-funded expenditures that had been anticipated to flow by the end of 2007-08 did not flow until 2008-09.

The increase in short-term borrowing is aimed at funding the timing difference between accrual expenditures and cash outflows, while targeting liquid reserves at $5.4 billion as at March 31, 2009, unchanged from the Budget Plan.

Debt redemptions are down $0.4 billion due to lower redemptions of Ontario
Savings Bonds. The $0.2 billion decrease in net loans/investments is mainly the result of a decrease in loans to Ontario Power Generation Inc. (OPG). Canada
Pension Plan borrowing of $0.1 billion was used to buy back less cost-effective debt.

The restructuring of the frozen asset-backed commercial paper (ABCP) market in
Canada has received all court approvals, and the Province expects to receive its restructured notes within the next month. The Province plans to hold these notes to maturity and no further writedown is expected at this time.

It is expected that by holding on to the restructured notes to maturity, the
Province will recover most of the accounting writedown taken last fiscal year.

In the last fiscal year, final Interest on Debt charges totalled $209 million less than forecast in the 2007 Budget, even after the Province took a $107 million writedown related to its ABCP holdings. This $209 million saving allowed the Province to make further investments in priority areas such as health care, education and infrastructure.

Debt

Total debt, which represents all borrowing without offsetting financial assets, was $172.3 billion as at September 30, 2008. Total debt as at March 31, 2009 is projected to be $169.4 billion, compared to $162.2 billion as at March 31, 2008.

[Chart 3: Debt - Bar chart]

Ontario's net debt, the difference between total liabilities and total financial assets, is projected to be $146.3 billion as at March 31, 2009, compared to
$142.4 billion as at March 31, 2008.

Debt-to-GDP Ratios

Net debt-to-GDP peaked at 32.9 per cent in 1999-2000, the year the Province first consolidated the unfunded liability (or "stranded debt") of the OEFC.
Since then, Ontario's net debt-to-GDP ratio has trended downward. The current outlook projects a ratio of 24.5 per cent in 2008-09.

[Chart 4: Net Debt-to-GDP - Line chart]

The Province's accumulated deficit-to-GDP ratio is forecast to improve from 25.2 per cent in 2003-04 to a forecast of 17.8 per cent in 2008-09.

[Chart 5: Accumulated Deficit-to-GDP - Line chart]

Total Debt Composition

Total debt is composed of bonds issued in both the short- and long-term public capital markets and non-public debt.

[Chart 6: Total Debt Composition - Pie chart]

[Chart 7: Net Interest Rate Resetting Exposure - Bar chart]

[Chart 8: Foreign Exchange Exposure - Bar chart]

Public debt totals $152.4 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 11 currencies. Ontario also has $19.9 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board (CPPIB).
This debt is not marketable and cannot be traded.

Debt Management

The Province limits itself to a maximum net interest rate resetting exposure of
35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at
September 30, 2008, the net interest rate resetting exposure was 13.4 per cent and foreign exchange exposure was 0.1 per cent.

All exposures have remained well below policy limits in 2008-09.

Debt Maturities

The largest component of the borrowing program is the refinancing of maturing debt. The year-to-year variation in debt maturities largely reflects past borrowing activities. The Province will continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

[Chart 9: Debt Maturities - Bar chart]

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt was 5.53 per cent as at September 30, 2008 (March 31, 2008, 5.76 per cent). For comparison, as at March 31, 1993, the effective interest rate on total debt was
10.14 per cent.

[Chart 10: Effective Interest Rate (Weighted Average) of Debt - Line chart]

The effective interest rate on public debt was 5.16 per cent as at September 30,
2008, compared to 5.35 per cent as at March 31, 2008. The effective interest rate on non-public debt was 8.35 per cent as at September 30, 2008, compared to
8.59 per cent as at March 31, 2008.

                                     ANNEX V
                         Transparency in Taxation, 2008

TRANSPARENCY IN TAXATION

Tax expenditure reporting is an important element of improved fiscal accountability. It increases fiscal transparency by providing a complete picture of revenue forgone in the tax system.

STRUCTURE OF THE REPORT

This report provides estimates of revenue forgone in 2008 with respect to provisions in the following taxes:

•   Personal Income Tax
•   Corporate Tax
•   Sales and Commodity Tax
•   Education Property Tax
•   Employer Health Tax
•   Estate Administration Tax
•   Gross Revenue Charge.

This report includes descriptions only of tax provisions that are new or have been modified since the 2007 Transparency in Taxation report. The descriptions are intended to provide a basic understanding of the provisions and do not replace the relevant legislation or regulations.

-------------------------------------------------------
Descriptions of the tax provisions presented in this
report are available online at:
www.fin.gov.on.ca/english/budget/fallstatement/2008/
-------------------------------------------------------

SCOPE

Given the absence of a universally accepted definition of a "tax expenditure,"
this report continues the broad approach adopted in previous reports of listing estimates of forgone revenue that could potentially be included under a broad-based tax system.

Personal and Corporate Income Tax expenditures identified in this report include tax expenditures shared with the federal government and Ontario-only tax expenditures.

Under a tax collection agreement between Ontario and Canada, the federal government determines the Personal Income Tax base. Ontario has limited policy control over the individual components of taxable income and the associated tax expenditures related to the federally defined tax base.

Ontario and the federal government are finalizing a corporate tax collection agreement. The agreement provides for the federal collection and administration of Ontario's Corporate Income Tax, Minimum Tax, Capital Tax and Special
Additional Tax on life insurers, effective for taxation years ending after 2008.
Similar to the tax collection agreement for Personal Income Tax, the corporate tax collection agreement requires Ontario to harmonize with the federal corporate income tax base.

METHOD

The estimates in this report were developed using the latest available taxation or economic data, forecast to the 2008 calendar year. The data used to estimate the values of the tax provisions come from a variety of sources. The estimated value of a tax provision may differ from the amount reported in a prior year for a variety of reasons including amendments to the provision, changes in economic factors, revisions to the underlying data and improvements to the estimation method. Some tax provision estimates are particularly sensitive to economic conditions or other variables and, therefore, can fluctuate significantly from year to year.

It is important to note that the estimates in this report are not intended to represent the potential revenue gain for the Province if the tax provisions were not in place. Each estimate has been determined separately and in isolation of other factors, such as the economic impact of any change, behavioural responses, the interaction among various tax provisions, or any modifications in policy that might reasonably accompany the change. As a result, the estimates cannot be added together to determine the total cost of a particular group of tax expenditures.

Tax expenditure estimates of less than $1 million are denoted by the letter "s"
(small). This report also includes tax provisions for which relevant data from the tax system are not currently available to the Ministry of Finance. Although estimates may not be available, these items are listed to ensure greater accountability and transparency.

Future annual reports will continue to refine Ontario's tax expenditure estimates.

PERSONAL INCOME TAX

Table 1 provides estimates of tax provisions relating to the Ontario Personal
Income Tax system. Business provisions listed here are for unincorporated businesses.

---------------------------------------------------------------------------------------------------------------------
Personal Income Tax(1)                                                                                       Table 1
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(2)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Ontario Non-refundable Tax Credits
---------------------------------------------------------------------------------------------------------------------
Adoption Expense Credit                                                                                            s
Age Credit                                                                                                       265
Amounts Transferred from a Spouse or Common-law Partner                                                           25
Basic Personal Credit                                                                                          4,270
Canada Pension Plan (CPP)/Quebec Pension Plan (QPP) Contributions Credit                                         555
Caregiver Credit                                                                                                  15
Charitable Donations Credit                                                                                      645
Disability Credit                                                                                                 85
Eligible Dependant Credit                                                                                         85
Employment Insurance (EI) Premiums Credit                                                                        190
Infirm Dependant Credit                                                                                            1
Medical Expense Credit                                                                                           145
Ontario Overseas Employment Tax Credit                                                                             6
Pension Income Credit                                                                                            120
Spouse or Common-law Partner Credit                                                                              175
Student Loan Interest Credit                                                                                       9
Tuition and Education Credits                                                                                    290
---------------------------------------------------------------------------------------------------------------------
Ontario Tax Reduction (OTR)
---------------------------------------------------------------------------------------------------------------------
OTR — Basic Reduction                                                                                           185
OTR — Reduction for Dependent Children Under 19                                                                 200
OTR — Reduction for Disabled or Infirm Dependants                                                                10
OTR — Total                                                                                                     330
---------------------------------------------------------------------------------------------------------------------
Employee Ownership and Ontario Labour Sponsored Investment Fund Tax Credits
---------------------------------------------------------------------------------------------------------------------
Employee Ownership (EO) Tax Credit                                                                                 s
Labour Sponsored Investment Fund (LSIF) Tax Credit                                                                25
Research Oriented Investment Fund (ROIF) Tax Credit                                                                1
---------------------------------------------------------------------------------------------------------------------
Ontario Refundable Tax Credits
---------------------------------------------------------------------------------------------------------------------
Ontario Focused Flow-through Share Tax Credit                                                                      3
Ontario Political Contribution Tax Credit                                                                          5
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Personal Income Tax(1)                                                                                       Table 1
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(2)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Ontario Property and Sales Tax Credits (OTCs)
OTCs — Non-seniors                                                                                               450
OTCs — Seniors(3)                                                                                                515
OTCs — Total(3)                                                                                                  965
---------------------------------------------------------------------------------------------------------------------
Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
---------------------------------------------------------------------------------------------------------------------
Business
   Items for Which an
   Estimate is not Available
   Assistance for Artists and Deduction for
   Canadian Art Purchased by
   Unincorporated Businesses
   Assistance for Prospectors and Grubstakers
   Deduction of Accelerated Capital Cost Allowance
   Deferral Through Use of Billed-basis Accounting by Professionals
Employment
Deduction for Clergy Residence                                                                                    15
Deduction of Home Relocation Loans                                                                                 s
Deduction for Military and Police Deployed to High-risk International Missions                                     5
Deduction of Other Employment Expenses                                                                           270
Deduction of Union and Professional Dues                                                                         150
Employee Security Options                                                                                        195
Moving Expense Deduction                                                                                          20
Northern Residents Deductions                                                                                      1
   Items for Which an Estimate is not Available
   Deduction for Artists and Musicians
   Deduction for Tradespersons' and Apprentice Vehicle Mechanics' Tools
   Deduction for Tuition Assistance for Adult Basic Education
   Deferral of Salary Through Leave of Absence/Sabbatical Plans
   Employee Benefit Plans
   Non-taxation of Business-paid Health and Dental Benefits
   Non-taxation of Certain Non-monetary Employment Benefits
   Special Tax Computations for Certain Retroactive Lump-sum Payments
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Personal Income Tax(1)                                                                                       Table 1
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(2)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Farming and Fishing
   Items for Which an Estimate is not Available
   Cash-basis and Flexibility in Inventory Accounting
   Deduction of Farm Losses for Part-time Farmers
   Deferral of Income for Farmers
   Net Income Stabilization Account for Farmers
Investment
$750,000 Lifetime Capital Gains Exemption for Farm or Fishing Property                                           165
   and Small Business Shares
Deduction of Allowable Business Investment Losses                                                                 10
Deduction of Carrying Charges Incurred to Earn Income                                                            295
Deduction of Resource-related Expenditures                                                                       185
Partial Inclusion of Capital Gains                                                                             1,130
   Items for Which an Estimate is not Available
   Capital Gains Exemptions — $1,000 on Personal-use Property
   and $200 on Foreign Exchange Transactions
   Deduction of Limited Partnership Losses
   Deferral of Capital Gains Through Five-year Reserves
   Deferral of Capital Gains Through Rollovers
   Deferral of Capital Gains Through 10-year Reserves for Farm or Fishing Property and Small Business Shares
   Deferral of Capital Gains Through Transfers to a Spouse or Spousal Trust
   Exemption for Capital Gains Arising from Certain Donations
   Non-taxation of Capital Gains on Principal Residences
   Taxation of Capital Gains Upon Realization
Non-taxable Income
Guaranteed Income Supplement and Allowance Benefits                                                               35
Social Assistance Benefits and Provincial Supplements                                                             25
Workers' Compensation Benefits                                                                                   170
   Items for Which an Estimate is not Available
   Certain Federal Government Pensions and Allowances
   Damages With Respect to Personal Injury or Death
   Death Benefits of Up to $10,000
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Personal Income Tax(1)                                                                                       Table 1
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(2)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
   Employer-paid CPP/QPP Contributions and EI Premiums
   Gifts and Bequests
   Income of Status Indians on Reserves
   Income from the Office of the Governor General and Allowances for Diplomats and other
   Government Employees Posted Abroad
   Investment Income on Life Insurance Policies
   Lottery and Gambling Winnings
   Strike Pay
Special Circumstances
Child Care Expense Deduction                                                                                     175
Pension Income Splitting                                                                                         200
Treatment of Alimony, Maintenance and Child Support Payments                                                      35
   Items for Which an Estimate is not Available
   Deduction Related to Vows of Perpetual Poverty
   Disability Supports Deduction
   Exemption of Scholarship, Fellowship and Bursary Income
   Tax-free Amount for Emergency Service Volunteers
Tax-deferred Savings
Registered Pension Plans (RPPs) — Deduction for Contributions                                                    705
Registered Retirement Savings Plans (RRSPs) — Deduction for Contributions                                      2,005
   Items for Which an Estimate is not Available
   Deferred Profit-sharing Plans
   Registered Disability Savings Plans (RDSPs) — Non-taxation of Investment
   Income and Federal Contributions
   Registered Education Savings Plans (RESPs) — Non-taxation of Investment
   Income and Federal Contributions
   RPPs and RRSPs — Non-taxation of Investment Income
---------------------------------------------------------------------------------------------------------------------
(1) Estimates do not include the impact of revenue forgone from Personal Income Tax provisions for trusts, which are taxed as individuals under the Income Tax Act.
(2) Estimates are based on 2005 tax-filer data forecast to represent the 2008 taxation year, unless otherwise noted.
(3) Estimate includes the enrichment of the income threshold for senior couples to
    $24,300 proposed in the 2008 Ontario Budget.
---------------------------------------------------------------------------------------------------------------------

PERSONAL INCOME TAX — DESCRIPTION OF TAX PROVISIONS

The following Personal Income Tax provisions have been introduced or changed since the 2007 Transparency in Taxation report.

Ontario Non-refundable Tax Credits

The non-refundable tax credits listed in the following table are based on amounts that are adjusted for inflation each year.

---------------------------------------------------------------------------------------------------------------------
Amounts on Which Indexed Non-refundable Tax Credits Are Based for 2008 ($)                                   Table 2
---------------------------------------------------------------------------------------------------------------------
Non-Refundable Tax Credits
Adoption Expense Credit, maximum claim                                                                        10,591
Age Credit, maximum claim                                                                                      4,239
   Reduced by 15 per cent of individual's net income in excess of $31,554
   Fully phased out when individual's net income reaches $59,814
Basic Personal Credit                                                                                          8,681
Caregiver Credit, maximum claim                                                                                4,092
   Reduced by dependant's net income in excess of $13,999 Fully phased out when dependant's net income reaches $18,091
Disability Credit                                                                                              7,014
   Disability supplement for individuals under 18 years of age, maximum claim                                  4,091
Eligible Dependant Credit, maximum claim                                                                       7,371
   Reduced by dependant's net income in excess of $737
   Fully phased out when dependant's net income reaches $8,108
Infirm Dependant Credit, maximum claim                                                                         4,091
   Reduced by dependant's net income in excess of $5,817
   Fully phased out when dependant's net income reaches $9,908
Medical Expense Credit
   Qualifying medical expenses of self, spouse or common-law partner, and dependent children in excess of the lesser of three per cent of net income and $1,965 no limit Qualifying medical expenses of other dependants in excess of the lesser of three 10,591 per cent of the dependant's net income and $1,965, maximum claim for each
Pension Income Credit, maximum claim                                                                           1,201
Spouse or Common-law Partner Credit, maximum claim                                                             7,371
   Reduced by spouse's or common-law partner's net income in excess of $737
   Fully phased out when spouse or common-law partner's net income reaches
   $8,108
Tuition and Education Credits
   Education Credit, full time or eligible for Disability Credit (per month)                                     468
   Education Credit, part time (per month)                                                                       140
   Maximum transfer                                                                                            6,003
---------------------------------------------------------------------------------------------------------------------

     Medical Expense Credit — Tax filers may claim a credit for non-reimbursed medical expenses, including those incurred on behalf of a tax filer's spouse or common-law partner or minor children. For 2008, the credit is calculated as 6.05 per cent of eligible expenses in excess of the lesser of $1,965 and three per cent of the
              individual's net income for the year. In addition, up to $10,591 of qualifying medical expenses paid on behalf of other dependent relatives may be claimed to the extent that they exceed the lesser of $1,965 and three per cent of the dependant's net income.
              Beginning with 2008, the list of expenses eligible for the credit will be expanded. This change parallels the 2008 federal budget initiative.

Employee Ownership and Ontario Labour Sponsored Investment Fund Tax Credits

     Labour   Sponsored Investment Fund (LSIF) Tax Credit — LSIFs are venture capital corporations designed to provide capital to small and medium-sized Ontario businesses. Investors qualify for a 15 per cent non-refundable tax credit on investment up to a certain maximum. As announced in the 2007 Ontario Economic Outlook and
              Fiscal Review, effective January 1, 2007, the maximum annual eligible investment that qualifies for the LSIF tax credit increased from $5,000 to $7,500. In addition, the phase-out of the
              LSIF tax credit was delayed by one year to the end of 2011.

     Research Oriented Investment Fund (ROIF) Tax Credit — Where an LSIF
              qualifies as a ROIF, investors receive an additional five per cent non-refundable tax credit. Effective January 1, 2007, the maximum annual eligible investment that qualifies for the ROIF tax credit increased from $5,000 to $7,500. In addition, the phase-out of the
              ROIF tax credit was delayed by one year to the end of 2011.

Ontario Refundable Tax Credits

     Ontario  Property and Sales Tax Credits (OTCs) — The refundable OTCs may be claimed by low- and moderate-income tax filers to offset the cost of provincial property and retail sales taxes. The Property
              Tax Credit is calculated as the lesser of occupancy cost and a basic property tax credit amount ($250 for non-senior single individuals or couples, or $625 for senior single individuals or couples), plus 10 per cent of occupancy cost. Occupancy cost is equal to property tax paid or 20 per cent of rent paid on an individual's principal residence plus $25 if residing in a student residence. The Sales Tax Credit is $100 for an individual plus
              $100 for a spouse or common-law partner and $50 for each dependent child aged 18 or under. For non-seniors, the OTCs are jointly reduced by two per cent of adjusted family net income in excess of
              $4,000; for single seniors the credits are jointly reduced by four per cent of family net income in excess of $22,000. For senior couples, the 2008 Ontario Budget proposed that the credits be jointly reduced by four per cent of family net income in excess of
              $24,300. The maximum OTCs are $1,000 for non-seniors and $1,125 for seniors. The estimate includes the increase to the income threshold for senior couples proposed in the 2008 Budget.

Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government

Employment
     Northern Residents Deductions — To offset the relatively higher cost of living and travelling in the North, individuals living in a qualifying remote location in Canada for a continuous period of at least six months may claim certain deductions from income.
              Beginning in 2008, the residency deduction will increase by 10 per cent. This change parallels the 2008 federal budget initiative.

Investment
Item for Which an Estimate is not Available
     Exemption for Capital Gains Arising from Certain Donations — Capital gains on gifts of publicly listed securities to a qualified donee are exempt from tax. In addition, capital gains on gifts of
              ecologically sensitive land to a qualified donee (other than a private foundation) are exempt from tax, as are capital gains on certain objects certified as being of cultural importance to
              Canada that are donated to a designated museum or art gallery. In certain circumstances, the capital gains exemption applies to gains from securities exchanged for publicly listed securities that are then donated to a qualified donee after February 25,
              2008. Extending the exemption to exchanged securities parallels the 2008 federal budget initiative.

Tax-Deferred Savings
Item for Which an Estimate is not Available
     Registered Disability Savings Plans (RDSPs) - Non-taxation of Investment
              Income and Federal Contributions — In its 2007 budget, the federal government introduced RDSPs to help parents and others save for the future needs of persons with severe disabilities.
              Investment income on contributions to RDSPs and federal assistance will accumulate tax-free in the plans, and contributions will not be included in income for tax purposes when they are withdrawn.
              Only the portion of withdrawals from an RDSP that relates to federal assistance and investment income will be included in the income of the person with a disability. Individuals benefit from a deferral of tax on investment income and federal contributions until funds are withdrawn from these plans. This provision parallels the 2007 federal budget initiative.

     Registered Education Savings Plans (RESPs) - Non-taxation of Investment
              Income and Federal Contributions — Individuals may contribute to
              RESPs on behalf of designated children. Federal assistance and investment income accrued within the plans are not taxed until withdrawn for the postsecondary education of the named
              beneficiaries. Beginning in 2008, the maximum contribution period and the maximum lifespan of an RESP, as well as the contribution age limit for a beneficiary of a family plan, will be extended by
              10 years. This extension parallels the 2008 federal budget initiative.

CORPORATE TAX

Estimates of tax provisions relating to the Ontario Corporate Income Tax,
Capital Tax and Mining Tax systems are presented in Table 3.

---------------------------------------------------------------------------------------------------------------------
Corporate Tax                                                                                                Table 3
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(1)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Corporate Income Tax
Ontario Refundable Tax Credits
Apprenticeship Training Tax Credit(2)                                                                             70
Co-operative Education Tax Credit(2)                                                                              10
Ontario Book Publishing Tax Credit                                                                                 2
Ontario Business Research Institute Tax Credit                                                                     7
Ontario Computer Animation and Special Effects Tax Credit                                                         15
Ontario Film and Television Tax Credit                                                                           135
Ontario Innovation Tax Credit                                                                                    215
Ontario Interactive Digital Media Tax Credit                                                                      13
Ontario Production Services Tax Credit                                                                            33
Ontario Sound Recording Tax Credit                                                                                 1
Ontario Deductions and Exemptions
Additional Deduction for Credit Unions                                                                             5
Manufacturing and Processing (M&P) and Resource Sector Credit                                                    245
Non-taxation of the Federal Investment Tax Credit(3),(4)                                                         250
Ontario Current Cost Adjustment(3)                                                                                 2
Ontario Depletion Allowance(3)                                                                                     9
Ontario New Technology Tax Incentive(3)                                                                            s
Ontario Political Contributions(3)                                                                                 6
Ontario Resource Allowance(3),(5),(6)                                                                            120
Ontario Tax Exemption for Commercialization*                                                                       s
Small Business Deduction(7)                                                                                    1,125
---------------------------------------------------------------------------------------------------------------------

--------------------------------
*  The estimated cumulative impact of this proposed provision in the Ideas for the Future Act, 2008, if passed, is $7 million over the period
   2008-09 to 2010-11. The Ideas for the Future Act, 2008 is before the
   Ontario legislature as of October 22, 2008.

---------------------------------------------------------------------------------------------------------------------
Corporate Tax                                                                                                Table 3
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(1)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
Allowable Business Investment Losses(8,)(9)                                                                        3
Deductibility of Charitable Donations(8)                                                                          95
Deductibility of Gifts to the Crown(8)                                                                             s
Deductibility of Gifts of Cultural Property and Ecologically Sensitive Land(8)                                     3
Deferral of Income for Farmers(8)                                                                                  s
Holdback on Progress Payments to Contractors(8)                                                                   15
Non-taxation of Non-profit Organizations(8)                                                                      150
Partial Inclusion of Capital Gains(8)                                                                          1,360
   Items for Which an Estimate is not Available
   Accelerated Write-off of Capital Assets and Resource-related Expenditures
    Temporary Incentive for Manufacturing and Processing (M&P)
    Machinery & Equipment(10)
   Cash-basis and Flexibility in Inventory Accounting
   Deductibility of Countervailing and Anti-dumping Duties
   Deferral Through Capital Gains Rollovers
   Deferral Through Use of Billed-basis Accounting by Professionals
   Donations of Medicine for the Developing World
   Exemption for Capital Gains Arising from Certain Donations
   Expensing of Advertising Costs
   Non-taxation of Provincial, Municipal and Federal Crown Corporations
   Non-taxation of Registered Charities
   Tax Exemption on Income of Foreign Affiliates of Canadian Corporations
   Taxation of Capital Gains upon Realization
---------------------------------------------------------------------------------------------------------------------
Capital Tax(11)
---------------------------------------------------------------------------------------------------------------------
Capital Tax Deduction                                                                                            460
Deferred Mining Exploration and Development Expenses(12)                                                           s
Deferred Ontario New Technology Tax Incentive (ONTTI) and Scientific Research                                      s
    and Experimental Development (SR&ED) Costs(12)
Exemption for Family Farm Corporations, Family Fishing Corporations, Credit Unions and                             s
   Other Specified Entities
Small Business Investment Tax Credit for Financial Institutions                                                   20
   Item for Which an Estimate is not Available
   Renounced Mining Expenses
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Corporate Tax                                                                                                Table 3
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(1)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Mining Tax(13)
---------------------------------------------------------------------------------------------------------------------
Mining Tax Exemption                                                                                               s
Mining Tax Holiday for Mines (other than remote mines)                                                             s
Mining Tax Holiday for New Remote Mines                                                                            s
Mining Tax Rate for Remote Mines                                                                                   s
Processing Allowance                                                                                              44
   Item for Which an Estimate is not Available
   Fast Write-off of Exploration Costs
---------------------------------------------------------------------------------------------------------------------
(1) Estimates are forecast to the 2008 calendar year based on preliminary 2006 and 2007 Ontario tax administration data, unless otherwise noted. Estimates do not include the revenue forgone from Corporate Income Tax provisions for mutual fund corporations.
(2) Estimates include the impact of both the Corporate and Personal Income Tax provisions.
(3) These Ontario differences from the federal definition of taxable income do not apply for taxation years ending after 2008.
(4) For taxation years ending after 2008, a 4.5 per cent non-refundable tax credit has been enacted to replace this provision.
(5) The resource allowance applies to the mining and oil and gas sectors. The estimate is not net of mining taxes and Crown royalties paid.
(6) For taxation years ending after 2008, a tax credit/debit mechanism has been enacted to replace this provision.
(7) Estimate includes the impact of the Small Business Deduction phase-out.
(8) Estimates are based on assessed 2006 federal tax administration data and forecast to 2008.
(9) Estimate could overstate the true value as it does not reflect the future reduction in tax revenues that would occur if those losses were instead deducted from future capital gains.
(10)The 2008 cash flow impact of this provision, based on the 2008 Ontario
    Budget estimate and adjusted to a calendar-year basis, is $195 million.
(11)Ontario has legislated a plan to eliminate the Capital Tax effective July 1, 2010.
(12)These provisions do not apply for taxation years ending after 2008.
(13)Estimates are forecast to the 2008 calendar year based on preliminary 2007 Ontario
    Mining Tax administration data.
---------------------------------------------------------------------------------------------------------------------

CORPORATE TAX — DESCRIPTION OF TAX PROVISIONS

The following Corporate Income Tax provisions have changed since the 2007
Transparency in Taxation report.

Corporate Income Tax

Ontario Refundable Tax Credits
     Ontario Film and Television Tax Credit — A refundable tax credit on labour expenses is available to corporations for certified domestic film and television productions in Ontario. As announced in the 2007 Ontario Economic Outlook and Fiscal Review, effective for labour expenses incurred after December 31, 2007 and before
              January 1, 2010, the tax credit rate is increased from 30 per cent to 35 per cent. First-time producers are eligible for a 40 per cent credit on the first $240,000 of eligible labour expenses. A
              10 per cent regional bonus credit is available where certain production activities occur outside the Greater Toronto Area.

     Ontario Innovation Tax Credit — A 10 per cent refundable tax credit is available to small corporations with qualifying Scientific
              Research and Experimental Development (SR&ED) expenditures in
              Ontario. The 2008 Ontario Budget proposed to increase the
              expenditure limit from $2 million to $3 million and extend the taxable income phase-out range of between $400,000 and $600,000 to a new upper limit of $700,000. These enhancements would parallel the effective dates and phase-in rules of the federal SR&ED tax credit enhancements announced in the 2008 federal budget.

     Ontario Interactive Digital Media Tax Credit — A refundable tax credit is available for the creation, marketing and distribution of
              interactive digital media products. As announced in the 2008
              Ontario Budget, the tax credit rate increased from 20 per cent to
              25 per cent for qualifying expenditures incurred after March 25,
              2008, and before January 1, 2012. The 2008 Ontario Budget also extended the enhanced 30 per cent tax credit rate available to small and medium-sized corporations that develop their own products for two years, to qualifying expenditures incurred before
              January 1, 2012.

     Ontario Production Services Tax Credit — A refundable tax credit on labour expenses is available to corporations for qualifying foreign film and television production services and non-certified domestic film and television productions in Ontario. As announced in the 2007 Ontario Economic Outlook and Fiscal Review, effective for labour expenses incurred after December 31, 2007 and before
              January 1, 2010, the tax credit rate is increased from 18 per cent to 25 per cent.

Ontario Deductions and Exemptions
     Ontario Tax Exemption for Commercialization — The Ideas for the Future
              Act, 2008, if passed, would provide new corporations established after March 24, 2008 and before March 25, 2012, that commercialize intellectual property developed at qualifying Canadian
              universities, colleges or research institutes, with a refund of
              Corporate Income Tax paid in their first 10 taxation years. This measure was proposed in the 2008 Ontario Budget.

     Small Business Deduction — Canadian-controlled private corporations are eligible for a reduced corporate income tax rate of 5.5 per cent on the first $500,000 of active business income. The benefit of the lower rate is phased out as taxable income rises to $1.5 million. As announced in the 2007 Ontario Economic Outlook and
              Fiscal Review, the active business income level was increased from
              $400,000 to $500,000 and the taxable income level was increased from $1,128,519 to $1.5 million, effective January 1, 2007.

Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
Items for Which an Estimate is not Available
     Temporary Incentive for Manufacturing and Processing (M&P) Machinery and
              Equipment — The 2008 Ontario Budget proposed to extend this incentive by allowing eligible assets acquired in 2009 to be depreciated on a 50 per cent straight-line basis and those assets acquired in 2010 and 2011 on a declining balance basis. This parallels the 2008 federal budget initiative.

     Donations of Medicine for the Developing World — Corporations that make donations of medicine from their inventory may claim an additional charitable deduction equal to the lesser of 50 per cent of the difference between the value of the donated medicine and its cost, and the cost of the medicine. For donations after June 30, 2008, the definition of an eligible charity is changed to a registered charity that, in the opinion of the federal Minister of
              International Cooperation, meets conditions prescribed by
              regulation. The definition change parallels the 2008 federal budget measure.

     Exemption for Capital Gains Arising from Certain Donations — Capital gains on gifts of publicly listed securities to a qualified donee are exempt from tax. In addition, capital gains on gifts of
              ecologically sensitive land to a qualified donee (other than a private foundation) are exempt from tax, as are capital gains on certain objects certified as being of cultural importance to
              Canada that are donated to a designated museum or art gallery. In certain circumstances, the capital gains exemption applies to gains from securities exchanged for publicly listed securities that are then donated to a qualified donee after February 25,
              2008. Extending the exemption to exchanged securities parallels the 2008 federal budget initiative.

SALES AND COMMODITY TAX

Estimates of tax provisions relating to sales and commodity taxes, including the
Fuel Tax, Gasoline Tax, Land Transfer Tax, Retail Sales Tax and Tobacco Tax, are
presented in Table 4.

------------------------------------------------------------------------------------------------------------------
Sales and Commodity Tax                                                                                   Table 4
------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                   2008 Estimates(1)
                                                                                                      ($ Millions)
------------------------------------------------------------------------------------------------------------------
 Fuel Tax
------------------------------------------------------------------------------------------------------------------
 Exemptions/Reduced Rates
 Exemption for Biodiesel(2)                                                                                      s
 Exemption for Coloured Fuel(3)                                                                                410
 Reduced Rate for Railway Diesel(4)                                                                             60
 Refunds
 Auxiliary Power Take-off Equipment(5)                                                                           6
------------------------------------------------------------------------------------------------------------------
 Gasoline Tax
------------------------------------------------------------------------------------------------------------------
 Exemptions/Reduced Rates
 Exemption for Methanol and Natural Gas                                                                          9
 Reduced Rate for Aviation Fuel(6)                                                                             300
 Reduced Rate for Propane(6)                                                                                     7
 Refunds
 Auxiliary Power Take-off Equipment(5)                                                                           s
 Aviation Fuel(5)                                                                                                s
 Tax-exempt Use in Unlicensed Equipment(5)                                                                       4
------------------------------------------------------------------------------------------------------------------
 Land Transfer Tax
------------------------------------------------------------------------------------------------------------------
 Exemptions
 Deferrals and Exemptions for Corporate Reorganizations(5)                                                      85
 Family Business Conveyances(5)                                                                                  s
 Family Farms(7)                                                                                                 6
 Life Leases(3)                                                                                                  s
    Items for Which an Estimate is not Available
    Hospital Restructuring
    Oil/Pipeline Easements and Mineral Lands
    Other Transfers and Dispositions
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Sales and Commodity Tax                                                                                   Table 4
------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                   2008 Estimates(1)
                                                                                                      ($ Millions)
------------------------------------------------------------------------------------------------------------------
 Refunds
 Refund for First-time Home Buyers(5)                                                                          115
------------------------------------------------------------------------------------------------------------------
 Retail Sales Tax
------------------------------------------------------------------------------------------------------------------
 Exemptions/Reduced Rates
 25(cent) Coin Pay Phone Calls(7)                                                                                s
 Agricultural Goods                                                                                            270
 Audio Books Purchased for Use by Persons Who Are Legally Blind(7)                                               5
 Automobile Insurance Premiums(7,8)                                                                            820
 Basic Groceries                                                                                             1,715
 Books, Newspapers and Magazines Sold by Subscription                                                          410
 Children's Car Seats and Booster Seats(7)                                                                       5
 Children's Clothing                                                                                           140
 Commercial and State Aircraft, Vessels Greater than 1,400 Cubic Metres and Commercial                         165
    Vessels of 1,400 Cubic Metres or Less
 Custom Software(9)                                                                                            100
 Donations to Schools, Colleges and Universities(7)                                                              7
 Educational CDs and DVDs(7)                                                                                     4
 Energy                                                                                                      5,290
 Feminine Hygiene Products(7)                                                                                   21
 Footwear Sold for $30 or Less                                                                                  31
 Goods Purchased for Use by Fishers and Fur-trappers                                                             s
 Individual Life and Health Insurance Premiums(10)                                                             480
 Mobile Homes                                                                                                    s
 Municipal Fire-fighting Equipment                                                                               2
 Nicotine Replacement Therapies(11)                                                                              5
 Prepared Foods Sold for $4 or Less(7)                                                                         245
 Prescription Drugs and Medical Supplies                                                                     1,065
 Production Machinery and Equipment                                                                            685
 Religious Equipment and Publications                                                                           12
 Repairs and Replacements Performed Under Warranty(7,)(8)                                                      155
 Seedlings                                                                                                       s
 Services                                                                                                   11,065
 Temporary Exemption for Bicycles and Related Safety Equipment(7)                                               16
 Temporary Exemption for Destination Marketing Fees(7)                                                           2
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Sales and Commodity Tax                                                                                   Table 4
------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                   2008 Estimates(1)
                                                                                                      ($ Millions)
------------------------------------------------------------------------------------------------------------------
 Temporary Exemption for Energy Star® Household Products(7)
 Toll-free Telephone Services(7)                                                                                50
 Transient Accommodation(12)                                                                                   120
 University Research Equipment                                                                                   7
    Items for Which an Estimate is not Available
    Admissions(13)
    Modular Homes
    Municipal, Hospital Restructuring
    Used Adult Clothing or Footwear Sold for $50 or Less by Religious, Charitable,
    Benevolent and Non-profit Organizations
    Works of Art Purchased by Museums and Art Galleries
 Credits/Rebates
 Rebate for Alternative Fuel Vehicles(5)                                                                         6
 Rebate for Building Materials for Religious, Charitable and Benevolent Organizations(5)                        20
 Tax Credit for Fuel Conservation(7)                                                                             7
 Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and Geothermal Energy                      1
    Systems(5)
 Vendor Compensation(14)                                                                                       110
------------------------------------------------------------------------------------------------------------------
 Tobacco Tax
------------------------------------------------------------------------------------------------------------------
 Compensation for Tax Collectors(14)                                                                             s
------------------------------------------------------------------------------------------------------------------
(1) Estimates are forecast to the 2008 calendar year based on preliminary 2004 provincial Input-Output tables from Statistics Canada, unless otherwise noted.
(2) Based on estimated amount of biodiesel sold in Ontario.
(3) Based on best tax administration data currently available.
(4) Forgone revenue estimated as difference from the general fuel tax rate.
(5) Based on refunds filed or rebates/deferrals claimed.
(6) Forgone revenue estimated as difference from the general gasoline tax rate.
(7) Based on the best information currently available from a variety of sources, such as industry data and Statistics Canada surveys, projected to 2008.
(8) Estimates assume items would be taxed at eight per cent general RST rate.
(9) Based on Statistics Canada Computer Software and Related Services Industry
    Revenue Profile.
(10)Based on insurance premiums data provided by the Canadian Life and Health
    Insurance Association Inc.
(11)Based on Statistics Canada CANSIM Table 105-0055: Smoking Cessation Aids.
(12)Transient accommodation is taxed at a reduced rate of five per cent. Forgone revenue estimated as difference from the general RST rate of eight per cent.
(13)Includes the exemption for admissions to live theatres with 3,200 seats or less, which is estimated to cost $18 million per year. There are currently no data available to the Ministry of Finance for the cost of other admissions exemptions of general application.
(14)Based on returns filed by registered tax collectors.
------------------------------------------------------------------------------------------------------------------

SALES AND COMMODITY TAX — DESCRIPTION OF TAX PROVISIONS

The following Sales and Commodity Tax provisions have changed since the 2007
Transparency in Taxation report.

Land Transfer Tax (LTT)

Exemptions
     Family Farms — The 2008 Ontario Budget announced the expansion of the
              LTT exemption for conveyances of farmed land to include
              conveyances from family farm corporations to individual family members after March 25, 2008.

Refunds
     Refund for First-time Home Buyers — The 2007 Ontario Economic Outlook and Fiscal Review announced the expansion of the refund program to include the purchase of resale homes. The maximum amount of the refund is $2,000 and the expansion is effective for agreements of purchase and sale entered into after December 13, 2007.

Retail Sales Tax (RST)

Exemptions/Reduced Rates
     Books, Newspapers and Magazines Sold by Subscription — As announced in
              December 2007 and noted in the 2008 Ontario Budget, the definition of "newspaper" is being expanded to enable publications with smaller circulation or less frequent publishing schedules, such as community and ethnic newspapers, to qualify for the RST exemption for newspapers. The expanded definition will be retroactive to
              January 1, 2000 once the regulation is finalized.

     Nicotine Replacement Therapies — The 2008 Ontario Budget made permanent the RST exemption for nicotine replacement therapies registered with a Health Canada Drug Identification Number or Natural Product
              Number.

     Temporary Exemption for Bicycles and Related Safety Equipment — The 2008
              Ontario Budget extended the temporary RST exemption for bicycles costing $1,000 or less and related bicycle safety equipment to purchases made on or before December 31, 2010.

     Temporary Exemption for Destination Marketing Fees — The 2008 Ontario
              Budget extended this exemption by two years. Destination marketing fees charged on transient accommodation are temporarily exempt from RST until June 30, 2010.

     Temporary Exemption for Energy Star(R) Household Products — The 2008
              Ontario Budget extended the temporary RST exemption for eligible
              Energy Star(R) qualified household appliances and light bulbs to purchases made on or before August 31, 2009 (with delivery of appliances on or before September 30, 2009).

Items for Which an Estimate is not Available
     Admissions — A number of RST exemptions are available for admissions. The
              2008 Ontario Budget made permanent the RST exemption on admissions to live theatres with not more than 3,200 seats that present live dramatic, comedic, choreographic or musical performances,
              including a live theatrical play and a live ballet, orchestral or operatic performance.

EDUCATION PROPERTY TAX

Table 5 provides estimates of tax provisions relating to the Education Property
Tax system.

---------------------------------------------------------------------------------------------------------------------
Education Property Tax(1)                                                                                    Table 5
---------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                      2008 Estimates(2)
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Brownfields Financial Tax Incentive Program(3)                                                                     s
Charity Rebate                                                                                                     7
Conservation Land Property Tax Exemption Program                                                                   2
Eligible Convention Centres Exemption                                                                              s
Eligible Live Performance Theatres Exemption and Professional Sports Facility Tax Rate                            13
   Reduction
Farm Property Class Tax Rate Reduction                                                                            65
Farmlands Awaiting Development Sub-class Tax Rate Reduction                                                        s
Heritage Property Tax Rebate                                                                                       s
Managed Forest Tax Incentive Program                                                                               3
Seniors and Persons with Disabilities Property Tax Relief(4)                                                       s
Tax Exemptions Under Private Statutes                                                                              6
Vacant Commercial and Industrial Unit Rebate                                                                      31
Vacant Land and Excess Land Sub-class Tax Rate Reduction                                                          48
   Items for Which an Estimate is not Available
   Other Tax Exemptions Under Public Statutes
   Discretionary exemptions granted by municipalities to special purpose properties
   (e.g., legions, navy leagues, public-private capital facilities)
   Mandatory exemptions granted to special purpose/institutional properties
   (e.g., places of worship, cemeteries, Boy Scouts Association of Canada and Canadian Girl Guides Association, charitable institutions including
   Canadian Red Cross, St. John Ambulance and charitable, non-profit philanthropic corporations organized for the relief of the poor)
   Relief from Property Taxes That are Unduly Burdensome for Residential,
   Farm or Managed Forest Properties
---------------------------------------------------------------------------------------------------------------------
(1) Expenditures related to provincial land taxes or payments made in lieu of taxes have not been included.
(2) Estimates based on 2008 education tax rates, 2008 Assessment Roll, 2006 Municipal
    Financial Information Returns and municipal tax policies.
(3) Effective October 1, 2004, municipalities may pass bylaws cancelling municipal property taxes on eligible brownfields properties. The Province may match the municipal reduction with an education property tax reduction.
(4) Estimate does not include expenditures due to the exemption from taxation on
    10 per cent of the assessment of improvements to accommodate seniors and persons with disabilities in newly built homes or the expenditure on such improvements in existing homes.
---------------------------------------------------------------------------------------------------------------------

EMPLOYER HEALTH TAX

Table 6 provides an estimate of the tax exemption under the Employer Health Tax.

---------------------------------------------------------------------------------------------------------------------
Employer Health Tax (EHT)                                                                                    Table 6
---------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                          2008 Estimate
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
$400,000 Exemption for Private-sector Employers(1)                                                               725
---------------------------------------------------------------------------------------------------------------------
(1) Estimate is based on 2006 remuneration data forecast to represent the 2008 taxation year.
---------------------------------------------------------------------------------------------------------------------

ESTATE ADMINISTRATION TAX

Table 7 provides an estimate of the exemption under the Estate Administration Tax.

---------------------------------------------------------------------------------------------------------------------
Estate Administration Tax                                                                                    Table 7
---------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                          2008 Estimate
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Exemption Where the Value of the Estate Does Not Exceed $1,000                                                     s

---------------------------------------------------------------------------------------------------------------------

GROSS REVENUE CHARGE

Table 8 provides an estimate of the tax provision under the Gross Revenue Charge.

---------------------------------------------------------------------------------------------------------------------
Gross Revenue Charge (GRC)(1)                                                                                Table 8
---------------------------------------------------------------------------------------------------------------------
Tax Provision                                                                                          2008 Estimate
                                                                                                         ($ Millions)
---------------------------------------------------------------------------------------------------------------------
Gross Revenue Charge 10-year Holiday                                                                               s
---------------------------------------------------------------------------------------------------------------------
(1) Expenditure does not include the provincial water rental portion of the GRC.
---------------------------------------------------------------------------------------------------------------------

                                    ANNEX VI
                            How to Participate in the
                          2009 Pre-Budget Consultations

HOW TO PARTICIPATE IN THE 2009 PRE-BUDGET CONSULTATIONS

The Minister of Finance will be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province as part of the government's ongoing dialogue with the citizens of
Ontario.

In particular, the Minister is interested in hearing Ontarians' views on what more the government can do during uncertain economic times to prudently manage
Ontario's finances and protect important public services.

When preparing your comments, please consider the following questions:

1.   During this period of global economic uncertainty and fiscal challenges, what should the Ontario Government's top priorities be for the 2009 Budget?

2.   During uncertain economic times, should the Ontario Government work towards achieving a balanced budget or run a deficit in order to do everything it can to protect priority programs and services?

3.   Given the current fiscal challenges, what government programs could be delayed, phased in more slowly, or eliminated?

4.   What further steps can the Ontario Government take to promote economic growth and job creation?

5.   How can the Ontario Government work more effectively with other levels of government and other key partners during challenging economic times?

Information on which communities and locations the Minister plans to visit will be posted at www.fin.gov.on.ca in late October 2008. Individuals who wish to attend one of these consultations can call toll-free 1-800-263-7965 or
1-800-263-7776 TTY.

The information below describes how to participate in the 2009 pre-budget consultations.

SUBMISSIONS

Visit the Ministry of Finance website at www.fin.gov.on.ca to submit your ideas for the 2009 Budget. Click on the "Tell Us What You Think" item in the What's
New menu and complete the form provided.

Submissions may also be e-mailed to submissions@ontario.ca, sent by fax to
416-325-0969 or mailed to: The Honourable Dwight Duncan, Minister of Finance,
c/o Budget Secretariat, Frost Building North, 3rd Floor, 95 Grosvenor Street,
Toronto, ON M7A 1Z1.